02057896

AR/S

P.G.
4-30-02

"GERBER SCIENTIFIC'S FOCUSED STRATEGY HAS IMPROVED OUR OPERATIONAL EFFICIENCY, REDUCED OUR DEBT, REVIVED OUR SPIRIT OF INNOVATION AND POSITIONED US FOR PROFITABLE GROWTH GOING FORWARD."

– Marc T. Giles, President and Chief Executive Officer

GERBER SCIENTIFIC

ANNUAL REPORT 2002

PROCESSED
SEP 1 8 2002
THOMSON
FINANCIAL P

WHO WE ARE

Gerber Scientific is a technology-driven company that provides highly engineered systems to the sign making and specialty graphics, printing and packaging, ophthalmic, and apparel and flexible materials industries worldwide. Our innovative design, imaging, cutting, and workflow manufacturing tools give our customers the speed, quality, and cost advantages they need to remain competitive and grow. Our company was founded on the idea that opportunity abounds for people with imagination – people determined to turn their dreams into reality. That belief guides us today as we work to extend our technology further into new markets that will secure our future.

TABLE OF CONTENTS

SUMMARY FIGURES

FOR FISCAL YEARS ENDED APRIL 30,

In thousands except per share amounts	**2002**	2001 (Restated)	2000 (Restated)	1999 (Restated)	1998 (Restated)
Sales and service revenue	**$502,724**	$558,164	$615,716	$594,716	$430,628
Net earnings (loss) [1-8]	**(119,615)**	(23,229)	25,646	26,281	5,447
Per common share					
Basic	**(5.42)**	(1.06)	1.16	1.16	.24
Diluted	**(5.42)**	(1.06)	1.15	1.14	.23
Cash dividends per common share	**–**	.32	.32	.32	.32
Total assets	**311,593**	478,408	561,648	534,988	337,474
Long-term debt (includes current maturities)	**127,929**	169,914	194,892	173,338	6,953
Shareholders' equity	**84,387**	203,479	245,416	236,588	231,826
Weighted average common shares outstanding					
Basic	**22,072**	22,017	22,140	22,590	22,800
Diluted	**22,072**	22,017	22,390	23,011	23,331

The selected financial data has been restated—see Note 2 of the "Notes to Consolidated Financial Statements" and "Five-Year Summary of Selected Financial Data" included in the Financial Section of this annual report to shareholders. See also "Five-Year Summary of Selected Financial Data" for references 1–8 to this table.


A legacy of technological innovation and market leadership
The Revolution has begun!

GERBER INNOVATIONS

Gerber Innovations designs and develops products and processes that extend the company's technology and intellectual property into new markets. The company's portfolio includes two highly engineered products: the Profile™ Die Tool Production System and the Sector™ Blanket Production System. Both products represent a completely new approach to printing and packaging methods.

GERBER SCIENTIFIC PRODUCTS

Gerber Scientific Products develops and manufactures computerized sign making and specialty graphics systems, software, materials, and accessories. The company's start-to-finish digital design, printing, and production products are carefully integrated via its unique Matched Technology System™ to provide customers with comprehensive engineered solutions for a wide range of color printing and dimensional signage needs.


THE
MANHATTAN
GRILL



SPANDEX PLC
Spandex distributes high-performance digital manufacturing equipment, related materials, and components to the sign making and specialty graphics industries. Spandex's worldwide sales and service network serves over 30,000 customers in 18 countries.

GERBER TECHNOLOGY
Gerber Technology provides an extensive line of integrated computer hardware and software systems to the apparel and flexible goods industries. These systems significantly improve the efficiency of information management; product and pattern design; grading and marker making/nesting; and material spreading, handling and cutting processes. The company offers automation solutions to a variety of industries including apparel, transportation, furniture, composites, and industrial fabrics.

GERBER COBURN OPTICAL
Gerber Coburn provides computer-integrated lens processing systems for the ophthalmic industry. The company designs, manufactures, and services software, equipment, and supplies used in all aspects of surfacing prescriptions in lens blanks, coating lenses, and machining lenses to fit patient frames.





MARC T. GILES
President and Chief Executive Officer

DEAR SHAREHOLDERS, CUSTOMERS, EMPLOYEES AND SUPPLIERS:

GERBER SCIENTIFIC'S FOCUSED STRATEGY HAS IMPROVED OUR OPERATIONAL EFFICIENCY, REDUCED OUR DEBT, REVIVED OUR SPIRIT OF INNOVATION AND POSITIONED US FOR PROFITABLE GROWTH GOING FORWARD.

Fiscal 2002 was a tough year for Gerber Scientific. Economic conditions hurt us, an SEC investigation raised concerns among our stakeholders, and disappointing results in the Spandex business demanded significant remedial actions. And yet, faced with this adversity, I am proud to say that we responded with a focused strategy that has improved our operational efficiency, reduced our debt, revived our spirit of innovation and positioned us for profitable growth going forward.

FISCAL 2002 OPERATING RESULTS

For the full fiscal year, Gerber Scientific reported a loss of $5.42 per diluted share, compared with a loss of $1.06 per diluted share a year ago, as restated. Adjusting the results of both years for restructuring and other charges, and excluding the effect of the company's adoption of Statement of Financial Accounting Standards (SFAS) No. 142 in fiscal 2002, full-year earnings were 31 cents per diluted share, compared with earnings of 27 cents per diluted share a year ago.

While weak economic conditions resulted in lower sales at each of our business units, business segment operating profits improved significantly due to successful actions that lowered costs and increased efficiencies. These results, combined with improvements in working capital, generated strong cash flow and allowed us to reduce our debt substantially.

Our reported financial results for the year reflected three large non-recurring charges. The company recognized a cumulative impairment charge of $115 million, as restated, in the first quarter. This write-off of goodwill was taken in accordance with SFAS No. 142. The company also recorded a pre-tax restructuring charge of $5 million in the third quarter comprised entirely of costs associated with the reduction of the workforce by 165 employees. In addition, the company took a special pre-tax charge of $12.6 million in the fourth quarter, consisting principally of inventory write-downs.

In July 2002, Gerber Scientific reached an agreement with its bank group to amend the company's covenants and extend its credit facility through August 15, 2003. We believe our existing cash balances, anticipated cash flows, and borrowings against this credit facility will be sufficient to meet our operating requirements.

In August 2002, under the direction of the Audit and Finance Committee of the board of directors, we completed a review of the company's financial statements for the periods from January 1, 1998 through fiscal 2002. This effort was undertaken in response to an investigation by the Securities and Exchange Commission (SEC) into the company's inventory and reserve accounting practices and related disclosures. As a result of this review certain restatements were necessary. The cumulative impact of the restatement on Shareholders' Equity was a decrease of approximately $1.5 million as of January 31, 2002. For the fiscal year ended April 30, 2000, Gerber Scientific reported restated earnings of $1.15 per diluted share, versus $1.16 per diluted share as previously reported. For the fiscal year ended April 30, 2001, the company reported a restated loss of $1.06 per diluted share, versus a loss of $1.07 as previously reported.

While there are still no clear signs of a recovery in capital spending, we firmly believe in the fundamental strengths of our core markets. The decline in sales of our capital equipment products appears to be stabilizing, overall economic indicators seem to be improving and foreign exchange rates are currently more favorable. By implementing our shared services initiatives to optimize our supply chain and improve the efficiency of various support functions, we remain committed to executing our near-term strategy of leveraging our cost structure to generate solid operating results and cash flows going forward.

A NEW TEAM, A NEW STRATEGY

Successful actions to strengthen Gerber Scientific can be attributed largely to the tireless efforts of the company's new management team, which was appointed late last year to implement a new strategy with specific and clear goals. Shawn Harrington, president of Gerber Coburn, was named senior vice president and chief financial officer of Gerber Scientific. Bernard Demko, executive vice president of Gerber Technology, assumed the additional responsibility for leading the company's analysis of shared services opportunities in manufacturing and operations. Doris Skoch, executive vice president and chief operating officer of Gerber Scientific Products, became group managing director of Spandex. Succeeding Shawn Harrington at Gerber Coburn was John Hancock, previously senior vice president sales and marketing. Elaine Pullen, also a new member of the senior management team, brings substantial experience in printing and inkjet technologies to Gerber Scientific Products.



MANAGEMENT TEAM

Front row from left : Shawn M. Harrington, Marc T. Giles
Back row: Richard F. Treacy, Jr., James S. Arthurs, Bernard J. Demko, Elaine A. Pullen, Doris W. Skoch, John R. Hancock, David J. Gerber,

The team identified four major initiatives aimed at restoring Gerber Scientific to profitability:

1. Reduce and refinance debt
2. Reinvigorate innovation
3. Implement shared services
4. Improve Spandex's operations

Reducing and refinancing debt are critical near-term objectives. We reduced debt by $42 million in fiscal 2002 by generating $27 million of cash flow from operations, additional cash flow from sale/leaseback transactions, and improvement in working capital due to better management of inventory turns and accounts receivable.

Capitalizing on innovation—the lifeblood of our success for over 50 years. Building on this strength, the business units introduced a number of innovative, new products that achieved market acceptance in the past year:

- Titan™ and Spartan™, lens edging systems for optical labs;
- Gerber Sector, an innovative blanket cutting system for the printing and packaging industries;
- A new WebPDM® V3.9, real-time data management system and Internet link to global suppliers for retailers and manufacturers; and
- Jetster™ and CyberJet™ wide-format inkjet printers for the outdoor sign market.

Consistent with our legacy of innovation, our commitment to research and development remains steadfast. A separate product development organization was chartered to focus on new opportunities beyond our current markets. This group is Gerber Innovations, formerly part of Gerber Scientific Products. As a stand-alone entity, the unit will pursue previously identified opportunities in the packaging industry, while also developing products and systems for new markets.

Implementing shared services is the next step toward becoming the lowest-cost provider as well as the leading innovator in each of our markets. Rigorous restructuring has reduced employment and cut costs across the board. We streamlined the Corporate Office by eliminating functions, such as Corporate Communications and Corporate Human Resources, and shifting functional responsibilities to the operating units. The role of the corporate staff is to enable and support the business units in achieving their objectives.

An operations team headed by Bernard Demko is currently evaluating the opportunities for integration of supply-chain and related processes across the company. From strategic purchasing and materials management to manufacturing and logistics, the leverage of enhanced scale and the application of leading-edge techniques are important means to reduce costs and drive efficiency.

STRATEGY

TEAMWORK

CUSTOMER FIRST

SUPERB EXECUTION

Enhancing the performance of Spandex is a priority. A new management team is now focusing on enhancing Spandex with new products and services, while modernizing operations and logistics. These efforts are being driven by a strong new management team led by Doris Skoch, a disciplined plan to streamline operating costs in Europe, and an outstanding sales and marketing team that is capitalizing on the Spandex brand.

THE FOUR PILLARS

A successful strategy can only be built on a solid foundation of guiding principles. To ensure that Gerber Scientific is focused and aligned, we have identified Four Pillars as our strategic enablers.

Strategy — We focus our resources almost exclusively on core competencies that match strategic market opportunities.

Teamwork — We pursue our goals by building a cohesive organization that shares common objectives and processes.

Customer First — We meet the needs of our customers in whatever we do, whether it is innovation or operational improvement.

Superb Execution — We extend the leadership positions in each of our business segments by becoming both the leading innovator and the lowest-cost provider.

TOWARD A STRONGER FUTURE

Throughout Gerber Scientific, employees are focused on building a brighter tomorrow. Convinced that innovation will ensure future success, we are nurturing a renewed spirit of innovation in an organization committed to team building. By driving innovation, lowering costs, and seizing new opportunities, we will reinvigorate and reenergize Gerber Scientific.

Strategies to pave the way for long-term success depend on the performance of the dedicated people of Gerber Scientific. As the company's founder, H. Joseph Gerber, said, "It is people interacting positively together that makes a healthy company, a good community, and a livable world."



MARC T. GILES
President and Chief Executive



TEAMWORK: DEVELOPING BREAKTHROUGH PRODUCTS

GERBER INNOVATIONS

DEVELOPING BREAKTHROUGH PRODUCTS FOR NEW MARKETS RETAINS THE INNOVATIVE SPIRIT THAT IS THE ESSENCE OF GERBER SCIENTIFIC, INC.

As each business unit develops solutions for their core strategic markets, Gerber Innovations will create new business opportunities beyond Gerber Scientific's existing markets. This strategy emphasizes Gerber Scientific's fundamental ability to create entirely new and more efficient industrial processes — a core competency that is driving innovation throughout the corporation.

Incubated at Gerber Scientific Products as part of a corporate initiative, Gerber Innovations embodies an entrepreneurial culture and has rapidly developed products for the packaging and printing industries. In the past year, for example, Gerber Innovations introduced the Sector Blanket Processing System — a computerized system that dramatically increases efficiency in printing operations. The system brings a new automated approach to cutting coating blankets, a tool that applies a clear coating to printed materials such as brochures and packaging.

With the start of fiscal year 2003, Gerber Innovations becomes a separate business entity. The company will focus in a forward-looking way on new high-growth opportunities, leverage company-wide technologies from the other business units, and enable existing business units to concentrate on fulfilling the needs of their current customers and markets.

Creating a stand-alone business unit reflects a reinvigorated emphasis on achieving organic growth through innovative new products. Developing breakthrough products for new markets retains the innovative spirit that is the essence of Gerber Scientific, Inc.

GERBER SCIENTIFIC PRODUCTS AND GERBER INNOVATIONS DEVELOPMENT TEAMS
From left: Brendan McCarthy, Dana Seniff, Frank Lea, Thomas Chattelle, Michael Holbrook, Timothy MacDonald

SCIENTIFIC PRODUCTS

A combination of reorganizing and cost-cutting lowered the breakeven point for Gerber Scientific Products in fiscal year 2002. These actions brought new efficiencies to operations and further improved the ability to meet performance expectations.

Sales were flat as slow economic growth hurt the sign making business. Fewer business startups, mergers, and acquisitions depressed the need for signage. Increased competition from inkjet manufacturers and the trend towards lower-priced vinyl sign making materials put downward pressure on profit margins. However, with the efforts from its highly dedicated domestic dealer network and sister company, Spandex, Europe's leading sign making distributor, the company met its sales challenge.

Gerber Scientific Products' strategy is to offer the "best-in-class" sign making products and world-class service. The company's lean manufacturing program supports this strategy by improving on-time delivery of defect-free products at competitive prices. The lean manufacturing program introduced midway through fiscal year 2002 had a positive impact on costs, quality, and responsiveness to customers. The company improved on-time delivery by 15 percent, and through better organization of the shop floor, improved its workflow process and reduced work-in-process inventory.

In fiscal year 2002, the company adopted the principles of Six Sigma into a continuous-improvement program to enhance the company's overall operational performance. This analytical, quantitative system uses a structured approach to measure and improve performance by identifying and correcting the root causes of problems. Throughout the year a variety of groups—engineering, product development, quality assurance, manufacturing, and customer service—used the program's tools to set goals and measure progress toward results.

Also during the year, several products were re-engineered employing the Six Sigma principles. OMEGA™, a sign making and graphics production software product, was upgraded and will be reintroduced in fiscal year 2003. Production improvements on the GERBER MAXX™, a wide-format printer, have been exceptional, and the company is extremely optimistic about a second-generation MAXX printer relaunch in fiscal year 2003.

Also as part of its continuous-improvement program, Gerber Scientific Products overhauled its product development process. The new process provides a more definitive way of planning and tracking a product's progress. Cross-functional teams work together throughout the process and review the project at key points, deciding whether the product is ready for the next stage of development. Several products are under development including inkjet and thermal printing systems. The company is also pursuing relationships with external partners to accelerate time to market and collaborating with other Gerber divisions to leverage core competencies across the corporation.

Because of its excellent products, outstanding distribution channel, and customer loyalty, Gerber Scientific Products is in a strong position to face competition and changes in the marketplace.

LEAN MANUFACTURING TEAM
Front row from left: Harry Gagnon, Joan Bagley, Bert Jameson Back row: Alex Karr, Scott Crosson, Randy Snyder, Tim Clancy, Long Thai, Mitch Sadoski


GERBER
Gerber

SUPERB EXECUTION:
DRIVING EFFICIENCY AND INNOVATION


Spandex

STRATEGY:
DELIVERING THE RIGHT SYSTEMS

A NEW MANAGEMENT TEAM BUILDS ON ITS SALES AND MARKETING STRENGTHS AND FOCUSES ON IMPROVING AND MODERNIZING OPERATIONS.

Significant work began in fiscal year 2002 to reinvigorate Spandex PLC from top-to-bottom. The economic downturn and weak sign making market exposed the company's operational weaknesses. High costs and a heavy balance sheet prompted the company to challenge the existing business model and implement organizational changes. Late in fiscal year 2002, the company assembled a new management team to build on its sales and marketing strengths and focus on improving and modernizing operations.

Spandex's core aftermarket sales were flat, mirroring the stale economic situation. The company experienced a significant reduction in key signage projects across core markets and increased aftermarket competition. Coupled with the drive towards lower-cost solutions, Spandex's profit margins were weakened, further emphasizing the need for change.

The new management team added key information technology, purchasing, and logistics personnel to address its resource gaps and operational inefficiencies. Once in place, the team outlined a series of initiatives to drive supply chain efficiency throughout the business. Opportunities include eliminating unprofitable operations, rationalizing warehouse locations and shifting logistics and strategic purchasing operations to a more modern, centralized approach. Seizing these opportunities will allow Spandex to optimize working capital across core European markets.

The team also began strategic management of its wide-format equipment portfolio. Two councils were assembled—hardware and aftermarket—to drive new product and service delivery time to market. With the council's review of the product portfolio, initiatives were instituted to fill in important product gaps. Late in fiscal year 2002, the hardware council achieved its first new product introduction by launching the Jet[illegible] and Cy[illegible] series of OEM inkjet printers. Future efforts include capitalizing on cutting-edge digital inkjet technology, including the super-fast, wide-format, indoor/outdoor advertising media. With superb execution, the company expects to achieve enhanced profit margins on exclusive products, positioning itself positively against competitive threats.

Teamwork to strengthen total customer solutions, reduce costs, and spur growth should clear a profitable path for Spandex in the year ahead.

HARDWARE TEAM
From left: Kevin Wheeler, Hina Malik, Leon Watson

GERBER

DELIVERING ON THE STRATEGY: A STREAMLINED AND FOCUSED TEAM, PRODUCT INNOVATION, AND SUPPLY CHAIN OPTIMIZATION PAVED THE WAY TO LOWER COSTS AND HIGHER PROFITS.

In fiscal year 2002, Gerber Technology employed Four Pillars—Strategy, Teamwork, Customer First, and Superb Execution—to reorganize the company and execute a financial turnaround. The results are clear: profits increased fourfold despite a 16 percent decline in revenues.

The global economic slowdown and unfavorable developments in the U.S. apparel industry challenged the company's turnaround plans. The industry continued to move production to lower-cost countries such as China, India, Mexico, Eastern Europe, and Turkey. Even though Gerber Technology is the clear market leader in these regions, the adoption of automated technology has progressed at a slower rate, hampering any growth.

Development and innovation in product platforms continued to be a focus for the company. In fiscal year 2002, Gerber Technology introduced several new products including the AccuMark™ AE pattern design, grading and marker-making software targeted for China and India, and the GT1000™ GERBERcutter® for the made-to-measure men's suit market. Further enhancement of the WebPDM®'s browser technology saw the software achieve an industry milestone by passing the 1,000 customer mark with more than 12,000 licenses.

Gerber Technology implemented several initiatives to sharpen its focus on customers. Midway through the year, the company rolled out Customer First, a company-wide program designed to improve the delivery of customer service and align customer needs with the company's goals and objectives. The key account program, piloted with a portion of its customer base, provides customers with enhanced levels of attention, strengthens relationships, and solicits valuable product development input. The company's "best practices" policy will extend the principles of this program to cover all customers.

In fiscal year 2002, the company implemented a supply chain optimization program to improve its responsiveness to changing customer requirements. A key element was effective utilization of Enterprise Resource Planning software. The company successfully reduced its manufacturing equipment lead-time by 60 percent and consolidated its supply base by one-third, decreasing average supplier lead-times and reducing inventory by over 60 percent. And with the employment of the Shared Services Program, the company expects to improve results even further.

Streamlining the business globally along functional lines and focusing on clear, common goals and objectives eliminated redundancies and accelerated decision making and coordination. An emphasis on communication and team building has been critical in ensuring all employees are working toward common goals. Reinforced by an incentive program that rewards for delivering results, several initiatives have fostered a culture change in teamwork.

Delivering on the strategy: A streamlined and focused team, product innovation, and supply chain optimization paved the way to lower costs and higher profits. Gerber Technology has positioned itself to capitalize on improved conditions as the global economy rebounds.

CUSTOMER FOCUS TEAM
Front row from left: Sam Simpson, Jayne Fader, Marco Azzaretti, Cathy Parker, Mark Hessinger
Back row: Paul Soderburg, Kevin Williams, Steven Tang


CUSTOMER FIRST:
SHARPENING THE FOCUS



STRATEGY

TEAMING WITH EXTERNAL PARTNERS

INNOVATIVE PRODUCTS HELPED GERBER COBURN OPTICAL GAIN MOMENTUM LATE IN FISCAL YEAR 2002.

Gerber Coburn ended fiscal year 2002 with strong forward momentum. While industry sales of eyeglasses declined for the year, Gerber Coburn's sales rebounded in January and continued to rise through the rest of the fiscal year on the strength of innovative new products and gains in market share.

Driving the sales growth were two successful new products brought to market in collaboration with external partners. Spartan, a lens edging system, was co-developed with Essilor Instruments, a division of Essilor International, Paris. Titan, an industrial lens edging system, was co-developed with Essilor Instruments for the edging equipment and API Logic for the robotic system. Titan represents a completely automated and innovative approach to lens finishing that allows high-volume customers to achieve dramatic reductions in labor costs. Launch customers are exceptionally pleased with the performance of Titan and Spartan. Based on initial results, the company expects both products to continue generating strong sales in the future.

In addition to selling lens processing equipment, Gerber Coburn supplies products used in the making of prescription eyeglass lenses, such as abrasives and polishing materials, as well as scratch-resistant coatings. Consumable product sales and market share have increased significantly since the market rebounded in January.

After conducting a rigorous review of its product portfolio and product development strategies, Gerber Coburn compressed its development schedule to accelerate the delivery of new products to market. A number of new products are in development, and the company is driving innovation through full use of internal resources and teamwork with external partners. Gerber Coburn benefits from collaborating with external partners that offer complementary skills and technologies. This approach minimizes risk, lowers development costs, and reduces time to market. Several new products are expected to have a positive impact on results in fiscal year 2003.

Gerber Coburn is driving to become the lowest-cost provider of equipment in its markets. Under the umbrella of the Shared Services Program, the company will use the expertise and resources from other Gerber business units. Shared services initiatives were launched in the fourth quarter to consolidate transportation and logistics and to integrate strategic corporate buying and materials management into the operations. In the second half of the year, the company successfully incorporated the principles of lean manufacturing into its Muskogee, Oklahoma plant. While the lean program is still in its infancy, the facility has already streamlined its workflow and lowered inventory levels by 15 percent.

Looking ahead, the prospects are good for continued growth in the North American market, which accounts for one-third of the worldwide purchase of eyeglass lenses. The outlook is not so optimistic in Europe, where sales have been flat, and in Latin America and Asia, where sales have yet to rebound.

Innovative product development and fresh approaches to cost reduction are laying the foundation for improved competitiveness and greater market share in Gerber Coburn's future.

PRODUCT DEVELOPMENT TEAM
From left: Phil Atiyeh, Jay Cohen, Michael Bonacci

FINANCIAL INDEX

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

During fiscal 2000, the Company purchased five distribution businesses included in its Sign Making and Specialty Graphics operating segment. Accordingly, these acquisitions were included in the Company's consolidated balance sheets at April 30, 2002 and 2001, and in the Company's results from operations and cash flows since their respective acquisition dates.

In October 2001, the Securities and Exchange Commission (SEC) commenced an investigation into the Company's inventory and reserve accounting practices and related disclosures. This investigation followed an earlier private investigation by the SEC into trading in the securities of the Company. Management believes that the Company has cooperated fully with the SEC staff in the investigations. Recently, the Company completed an internal review of its financial reporting for the period January 1, 1998 through April 30, 2002 and has restated its financial statements for the fiscal years ended April 30, 2001 and 2000, which effect has been included in this Annual Report. For the fiscal year ended April 30, 2001, the restatements have the effect of decreasing the previously reported loss per diluted share by $0.01, from a loss of $1.07 per diluted share to a loss per diluted share of $1.06. For the fiscal year ended April 30, 2000, the restatements have the effect of reducing previously reported earnings per diluted share by $0.01, from $1.16 to $1.15. Retained earnings as of April 30, 1999 have been restated to reflect the impact of adjustments up to that date for periods not separately presented and the impact was a decrease to retained earnings at April 30, 1999 of $2.4 million.

RESULTS OF OPERATIONS

FISCAL YEAR 2002 COMPARED TO FISCAL YEAR 2001

Revenues. The Company's consolidated revenue in 2002 was $502.7 million, a decrease of $55.4 million or 9.9 percent from $558.2 million in 2001. The decrease reflected both lower product sales and service revenue. Revenues in the Sign Making and Specialty Graphics segment in fiscal 2002 were $257.4 million, compared to $275.7 million in the prior fiscal year. In the Apparel and Flexible Materials segment, fiscal 2002 revenues were $158.1 million, compared to $188.3 million in the prior fiscal year. In the Ophthalmic Lens Processing segment, revenues were $87.2 million, compared to $94.1 million in the prior fiscal year.

Capital spending in the Sign Making, Apparel, and Ophthalmic industries diminished. Aftermarket supplies revenues were lower than the prior year, but the economic weakness continued to have a more profound impact on equipment sales. As was the case in fiscal 2001, this impact was most notable in the Apparel and Flexible Materials operating segment. This segment's business continues to be affected by a migration of apparel production from North American and European markets to lower labor cost markets. The adoption of factory automation in these lower cost markets has lagged the migration impact. The lower equipment sales in the Sign Making and Specialty Graphics segment were due largely to weakening market conditions in European markets, particularly the United Kingdom and Germany.

Aftermarket supplies revenues were lower primarily in the Sign Making and Specialty Graphics and Ophthalmic Lens Processing operating segments. The Sign Making and Specialty Graphics segment's reduction was caused by customer migration from the Company's proprietary vinyl material products to lower-cost commodity-like products. The Ophthalmic Lens Processing segment's reduction was commensurate with lower industry prescription volumes.

Service revenue in fiscal 2002 was down about 1.5 percent from 2001. The decrease occurred in the Apparel and Flexible Materials operating segment due to loss of service business in North America coincident with migration of the apparel industry to offshore locales.

Weaker foreign currency translation rates lowered revenue approximately $7.8 million (1.5 percent) in fiscal 2002, which affected primarily the Sign Making and Specialty Graphics and Apparel and Flexible Materials operating segments.

The downturn of the U.S. economy, which began late in the third quarter of fiscal 2001, continued throughout fiscal 2002. This was exacerbated by non-U.S. economic performance following the U.S. lead early in 2002. As a result, the Company's order entry and backlog levels approached historic lows, and each of the Company's operating segments reported lower revenue and order entry levels for the full year.

In response to the declining revenues, management continued to take steps to reduce the Company's cost structure. Those initiatives resulted in pre-tax charges of $5.0 million related to actions to reduce overall headcount by approximately 165 employees in the third quarter, in addition to restructuring actions taken in fiscal 2001. The Company also began implementation of best practices and shared services initiatives across the Company to further improve operating results and competitiveness.

On a geographic basis, fiscal 2002 sales to U.S. customers were $20.1 million lower, to European customers $11.6 million lower, and to all other customers $23.7 million lower than in the prior year. The U.S. sales decline occurred almost entirely in the Apparel and Flexible Materials operating segment. This decline was mitigated by a stabilization of demand later in fiscal 2002 for both the Apparel and Flexible Materials and Ophthalmic Lens Processing segments' products. U.S. sales in the Ophthalmic Lens Processing segment were higher than in the prior fiscal year and the gains were caused by equipment shipments to large U.S. discount chains later in fiscal 2002.

Sales declines outside of U.S. markets occurred in each operating segment and were the result of worsening global economic conditions. The largest declines were in non-European international markets. These markets (particularly China, Japan, Australia, and Turkey) have been negatively affected by the follow-on effect of the North American capital equipment market weakness, currency crises in South American and Asian markets, and increased competition.

Gross Profit Margins. The overall gross profit margin in fiscal 2002 was 33.8 percent, which was higher than the prior year margin of 32.7 percent. Margins on product sales were lower but were higher on service revenue. The decrease in the product gross profit margin was the result of lower product sales, competitive pricing effects, and unfavorable business mix. From a business mix perspective, lower equipment sales continued to impact profitability and caused lower margin aftermarket supplies revenue to represent a higher proportion of total product sales. Equipment sales (hardware and software) were 37.3 percent of total sales in fiscal 2002 compared with 41.6 percent in the prior fiscal year. Additionally, the Company lowered certain equipment product prices in the Sign Making and Specialty Graphic segment's European business in an effort to maintain market position. These negative margin effects were more than entirely offset by aggressive cost reductions and productivity improvements. See the discussion below under "Restructuring and Other Charges" and Note 14 of the "Notes to Consolidated Financial Statements." Service gross margins in fiscal 2002 also benefited. The Company expects to further improve its gross margin with implementation of productivity and shared services initiatives.

Weaker foreign currency translation rates lowered the overall gross margin approximately $1.3 million in fiscal 2002.

Selling, General & Administrative Expenses. Selling, general and administrative (SG&A) expenses, excluding goodwill amortization, were about 26.2 percent of revenue in fiscal 2002, down from 26.9 percent in fiscal 2001. Cost reductions were responsible for most of this improvement, offset by higher warranty and other costs related to MAXX, fourth quarter charges associated with an internal review at Spandex, and higher corporate charges. R&D expense in fiscal 2002 decreased only slightly from fiscal 2001 levels.

Restructuring and Other Charges. As described in Note 14 of the "Notes to Consolidated Financial Statements," the Company recorded pre-tax restructuring charges of $5.0 million associated with ongoing efforts to reduce costs. These charges were recorded in each of the Company's operating segments, including corporate headquarters. The corporate level charges and certain operating segment charges, were coincident with the Company's decision to pursue a corporate shared services model for its operating units. This change was designed to increase ownership of corporate staff functions at business units and, through shared services initiatives, realize cost savings through supply chain consolidation and other benefits.

The restructuring charge was comprised entirely of severance and related employment termination costs associated with workforce reductions of 165 salaried and hourly employees. Annualized savings are expected to be approximately $10.0 million. The pre-tax charge will require additional cash payments and will be funded by cash generated from operations and borrowings under the Company's credit facility. As of April 30, 2002, 142 positions were eliminated with the balance targeted for completion by the end of the fiscal 2003 third quarter.

Completion of the Company's fiscal 2001 restructuring initiatives in fiscal 2002 resulted in reversal of unexpended accruals of $0.9 million.

Fourth Quarter Charges. In the fourth quarter of fiscal 2002, the Company recorded pre-tax charges of $12.6 million in the Sign Making and Specialty Graphics operating segment. Production delays and technical difficulties associated with digital imaging products represented $7.6 million of the charges and reflected inventory write-downs caused by market introductions of competing products at selling prices lower than the Company's carrying cost. The charges also reflected obligations associated with upgrades for units already sold and the return of some units. Of the aggregate charge of $7.6 million, approximately $7.0 million was included in cost of sales as an inventory write-down, primarily due to changing market conditions and production delays associated with Gerber Scientific Products' MAXX thermal digital imaging system, and $0.6 million in selling, general, and administrative expenses. The remaining $5.0 million of charges related to asset write-downs, contractual obligations, and employee costs associated with the Company's Spandex PLC business (included in its Sign Making and Specialty Graphics operating segment).

Goodwill Amortization and Impairment. On May 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" and ceased amortizing goodwill, which reduced amortization expense. As described in Note 7 of the "Notes to Consolidated Financial Statements," adoption of a new accounting principle resulted in a write-off of approximately $114.7 million in 2002.

Research and Development Expenses. The Company's R&D expenses for fiscal 2002 were approximately $27.5 million compared to $29.3 million in fiscal 2001.

Interest Expense. Interest expense in fiscal 2002 of $12.6 million was $0.6 million lower than fiscal 2001, primarily due to lower average debt levels. Substantially all borrowings were against the Company's multi-currency revolving credit facility. The interest rate on these borrowings is based on LIBOR for the relevant currency and term plus a margin based on the relationship of the Company's consolidated total debt to EBITDA over the trailing four quarters. Increases in the interest rate margin and fees associated with amendments to the Company's credit facility were significant offsets to reductions in LIBOR during the year and the impact of the Company's improving EBITDA. These increases almost completely offset the benefits of the lower debt levels on interest expense for the year. Certain debt covenants were amended on January 31, 2002 and further waived on April 24, 2002 as the Company was not able to achieve required levels originally set (see Liquidity and Capital Resources discussion on page 24).

FISCAL YEAR 2001 COMPARED TO FISCAL YEAR 2000

Revenues. Revenue of $558.2 million in fiscal 2001 was about 9.3 percent lower than in fiscal 2000, reflecting lower product and service revenue. The sales decline occurred in the Apparel and Flexible Materials and Sign Making and Specialty Graphics operating segments.

Weaker foreign currency translation rates, especially in Europe, lowered revenue approximately $32.5 million (5.5 percent) and affected each operating segment. Holding exchange rates constant, revenue was effectively the same in both the Sign Making and Specialty Graphics and Ophthalmic Lens Processing operating segments, but significantly lower in the Apparel and Flexible Materials operating segment. Foreign currency effects on competitive pricing also reduced revenue (and profitability) in that segment.

Weaker demand for capital equipment in U.S. markets due to deterioration in economic conditions pressured product sales in each of the Company's operating segments. Sales of aftermarket supplies also fell in the U.S., but the economic softening had a more profound impact on equipment sales, resulting in the significant product sales shortfall compared with the prior fiscal year. This impact was most notable in the Apparel and Flexible Materials segment.

Also affecting product sales comparability was the introduction of a new digital imaging system (MAXX) in the Sign Making and Specialty Graphics segment. MAXX was subsequently placed on technical hold. Businesses acquired in the Sign Making and Specialty Graphics operating segment in 2000 generated $10.6 million in incremental sales compared with the prior fiscal year. The Company's marketing initiative in the packaging industry launched in fiscal 2000 added $2.3 million to combined sales and service revenue (included in the Sign Making and Specialty Graphics operating segment).

Service revenue in fiscal 2001 decreased $5.2 million or 9.6 percent from the prior fiscal year. The decrease occurred primarily in the Apparel and Flexible Materials operating segment, and resulted from the translation effect on service revenue earned in weaker European currencies and some loss of service business in the U.S. The decline in U.S. service revenue is coincident with the continuing migration of the apparel industry to offshore locales.

On a geographic basis, sales in fiscal 2001 to U.S. and European customers were $41.0 million and $22.7 million lower than the prior fiscal year, respectively. Sales to customers in all other international markets were $6.1 million higher than the prior fiscal year. The U.S. sales decline occurred in the Apparel and Flexible Materials and Sign Making and Specialty Graphics operating segments and reflected weakening economic conditions and decreased capital spending. U.S. sales in the Ophthalmic Lens Processing segment were slightly higher than the prior fiscal year. European sales declined in each operating segment, most notably in Apparel and Flexible Materials and Sign Making and Specialty Graphics. These declines reflected weakening foreign currency translation rates and discounting sales prices to European customers to remain competitive. Sales gains in other international markets provided some offset to U.S. and European declines. However, international markets, particularly in the Apparel and Flexible Materials operating segment, were decidedly slower in the fourth quarter, as currencies were under pressure.

Gross Profit Margins. The overall gross profit margin in fiscal 2001 was 32.7 percent, compared to 38.9 percent in the prior fiscal year. Margins on both product and service revenue were lower. The decrease in the product gross profit margin (33.0 percent in 2001 compared with 38.2 percent in 2000) was the result of the lower sales, a shift in sales mix on both a product and geographic basis, and the impact of lower European currency values, which pressured sales and impacted price competitiveness. Weaker demand for capital equipment resulted in a proportional shift from higher margin equipment sales (hardware and software) to lower margin aftermarket sales (consumables and spare parts). There was lower volume of higher margin computer aided design systems and software. The increase in sales in international markets and weakness in the U.S. market also had negative gross margin implications. Sales in the U.S. generally have been more profitable than in international markets, where many sales are through independent distribution and agency networks. Continued deterioration of foreign currency valuations further eroded gross margins, particularly in Apparel and Flexible Materials. Lower product sales also hurt margins because there was less equipment production to absorb fixed factory overhead costs.

The decrease in service margins in fiscal 2001 resulted from improved classification of expenses as a result of implementation of an enterprise resource planning system. The system distinguishes more clearly between warranty, installation, and training and the fulfillment of service contract obligations. A decrease in the North American service business was also a factor.

Selling, General & Administrative Expenses. SG&A cost reductions in fiscal 2001 reflected reduced employment levels, lower incentive compensation and pension expenses, lower commissions paid due to the lower sales volume, and weaker foreign currency exchange rates. Higher expenses associated with the continued implementation of an enterprise resource planning system, incremental expenses associated with businesses acquired in fiscal 2000, and additional warranty provisions provided as part of the special charges taken were partial offsets.

Research and Development Expenses. R&D expenses fell in fiscal 2001 from prior year levels as new product introduction slowed.

Restructuring and Other Charges. The Company implemented plans in fiscal 2001 to reduce worldwide employment by 418 employees, discontinue product lines, and consolidate facilities in response to extremely difficult U.S. economic conditions, the continued weak Euro, and problems experienced in rollout of new products. As a result, the Company recorded pre-tax charges of $31.0 million in fiscal 2001 of which $1.1 million was a write-off of receivables; $11.3 million in cost of sales; $3.3 million in selling, general, and administrative expenses; $6.0 million write-down of assets; and $9.3 million as restructuring charges in the consolidated statements of operations.

Interest Expense. Interest expense in fiscal 2001 of $13.3 million was $2.6 million higher than 2000. The increase was the result of higher average interest rates and, to a lesser extent, higher average debt balances. The lower EBITDA during 2001 caused the debt to EBITDA relationship (leverage ratio) to rise and, accordingly, the interest margin over LIBOR to rise.

FISCAL YEAR 2000 COMPARED TO FISCAL YEAR 1999

Revenues. The year ended April 30, 2000 operating results reflected higher sales but diminished sales growth compared to the prior fiscal year, although the Ophthalmic Lens Processing segment experienced a sales decline, which was anticipated. Sales of Sign Making and Specialty Graphics equipment and supplies grew about 6.4 percent, primarily reflecting the strength of the European economy. New product introductions helped sales in the Apparel and Flexible Materials segment. Service revenue also increased, principally as a result of incentives used in the Apparel and Flexible Materials segment.

Gross Profit Margins. Overall, margins for fiscal 2000 were lower. Better margins on services were more than offset by lower gross profits on product sales. Margin erosion was attributable in significant part to foreign currency fluctuations. Excess costs of $6.2 million related to initial production of a new product also hurt margins.

Selling, General & Administrative Expenses. A variety of factors contributed to higher SG&A expenses in fiscal 2000, including increases in marketing costs related to new products, SG&A expenses of acquired businesses, and implementation of a new enterprise resource planning (ERP) system.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

FISCAL YEAR 2002

The Company assesses its liquidity in terms of its ability to generate cash to fund its operating and investing activities. Significant factors affecting the management of liquidity are: cash flows generated from operating activities, capital expenditures, adequacy of available bank lines of credit, and the ability to attract long-term capital with satisfactory terms. The Company's short-term liquidity at April 30, 2002 was adequate for its requirements and the Company expects that available cash and its existing credit facility will be sufficient to meet normal operating requirements over the near term.

Longer term, the Company believes that existing cash balances, anticipated cash flows, and borrowings against its credit facility will be sufficient to meet operating requirements through August 15, 2003, subject to the terms of the Company's credit facility. However, there is no assurance that the Company will not need to raise additional equity or debt financing within this time frame. Further, the impact on the Company's cash flow could be significant if it were unable to meet required covenants in its credit facility. This might be caused by a continued deterioration in worldwide economic conditions that would affect demand for the Company's products; additional charges that may be required because of weak economic conditions, market changes, and delayed product introductions; and the Company's ability to complete its ongoing efforts to improve operational efficiencies. Accordingly, additional financing may not be available on favorable terms, or at all, and may be dilutive to then-current shareholders. The Company may also require additional capital for other purposes not presently contemplated. If the Company were unable to obtain sufficient capital, it would be required to further curtail capital equipment purchases and research and development expenditures, further reduce employee headcount, and consider further asset sales, which could harm business.

In May 1998, the Company obtained a five-year $235.0 million multi-currency revolving credit facility from a group of major U.S. and international commercial banks. The credit facility, as extended, is scheduled to expire in August 2003. The purpose of the credit facility was to finance the acquisition of the capital stock of Spandex and the refinancing of its debt, and for other general corporate purposes. The interest rate on borrowings under this credit facility is variable and is based on either LIBOR (London Interbank Offered Rate) or prime plus an applicable margin. This margin is based on the Company's leverage ratio (consolidated total debt divided by EBITDA, or earnings before interest, taxes, depreciation, and amortization), as defined. The amended credit facility provides for an annual fee that ranges from 0.20 percent to 1.00 percent of the banks' aggregate commitment, which amounted to $140.0 million at April 30, 2002. The weighted average interest rate of the borrowings under this credit facility as of April 30, 2002 was 4.8 percent. Borrowings outstanding on the credit facility were $121.9 million at that date and are secured by the accounts receivable and inventories of the Company and its domestic subsidiaries, and the capital stock of certain of the Company's foreign subsidiaries. The Company is also required to maintain certain financial covenants including:

- Maximum Leverage (total adjusted debt divided by EBITDA, as defined)
- Minimum Consolidated Net Worth (quarterly test, as defined)
- Minimum Fixed Charge Coverage (quarterly test, as defined)
- Maximum Capital Expenditures (annual test)
- Maximum Cash Balances (daily test)
- Minimum Net Revenue (rolling six months, as defined)

The credit facility also has covenants that limit the Company's ability to pay dividends and make investments while the Company's leverage ratio is greater than 2 to 1 and provisions that limit subsidiary indebtedness. At April 30, 2002, the Company was in compliance with the covenants.

Failure to be in compliance with any material provision of the credit facility could have a material adverse effect on the Company's liquidity, financial position, and results of operations. At a minimum, such noncompliance could result in higher borrowing costs caused by further amendments that would be required to the Company's current credit facility or from a complete refinancing of its debt.

In January 2002, the Company amended its credit facility to change its maximum leverage, minimum fixed charge coverage, and minimum consolidated net worth financial covenants. Compliance with these covenants at April 30, 2002 was waived in accordance with anticipated charges relating to inventory and other write-downs in the Company's Sign Making and Specialty Graphics operating segment. The financial covenants restricting the levels of capital expenditures and cash and investment balances, and a minimum net revenue level also were added in January 2002. This amendment also included increases to the applicable LIBOR margin. Effective January 31, 2002, the Company reduced the amount of the banks' commitment under the agreement to $150.0 million, and at April 30, 2002 to $140.0 million. The Company had voluntarily reduced the amount of the banks' commitment from $195.0 million to $178.0 million on August 3, 2001, reflecting the use of the proceeds from the sale and leaseback of certain facilities.

The Company further amended its credit facility on July 26, 2002, subsequent to the close of its 2002 fiscal year. This amendment included an extension of the agreement's termination date to August 15, 2003; changed the maximum leverage ratio, minimum consolidated net worth, minimum fixed charge coverage, minimum net revenue, and maximum capital expenditures financial covenants; and included further increases to the applicable LIBOR margin. Also effective with this amendment, the Company further reduced the amount of the banks' commitment under the agreement to $134.4 million on July 26, 2002, to $119.4 million on January 31, 2003, and to $80.0 million on April 30, 2003. A fee of .50 percent based on the outstanding banks' commitment is required to be paid by December 31, 2002 should the borrowings under the agreement not be paid in full on or before that date.

A significant risk to the Company is that it will not be able to secure alternative financing by the time the current credit facility becomes due in August 2003. The risk that the Company will not be able to repay amounts needed pursuant to the lower commitment levels, particularly at April 30, 2003, is also significant. Should the Company not be able refinance its current credit facility in time for scheduled commitment reductions or its maturity, the Company would have to consider additional significant asset sales, which could harm business.

In 2001, the Company also amended its credit agreement to change certain financial covenants. Added in this amendment were the restrictions on dividends and investments and the requirement that the net cash proceeds from asset sales be used to reduce debt and the banks' aggregate commitment while debt exceeds two times EBITDA. Also added was the requirement that borrowings under the credit agreement be secured by certain of the Company's assets. This amendment included increases to the applicable LIBOR margin and, effective on execution, the Company reduced the amount of the banks' commitment under the agreement from $235.0 million to $195.0 million.

At April 30, 2002 and 2001, the Company's long-term debt also included tax-exempt Industrial Revenue Bonds amounting to $6.0 million. The weighted average interest rate on this debt was 1.5 percent at April 30, 2002 and 4.5 percent at April 30, 2001.

The ratio of current assets to current liabilities was 1.4 to 1 at April 30, 2002 and 2.2 to 1 at April 30, 2001. Net working capital at April 30, 2002 was $50.2 million, a decrease of $75.2 million from the beginning of the fiscal year. The decrease in working capital and the ratio of current assets to current liabilities was primarily due to lower cash balances maintained at foreign locations; lower accounts receivable resulting from lower revenue and accelerated cash collection efforts; lower inventory balances resulting from lower product sales and write-downs due to changing market conditions; the classification of the current portion of the Company's long-term debt into current liabilities; and the sale and leaseback of facilities previously held for sale. Lower accounts payable balances, due largely to the timing of vendor and employee payments, were offsets to the cash generation in fiscal year 2002.

These lower working capital levels are expected to continue in the short term, particularly related to inventory reduction programs. Longer term, shared services initiatives aimed at working capital efficiency, supply chain management, production, and customer service are designed to improve the Company's profitability and ability to generate operating cash flow.

Net working capital included $4.0 million and $21.4 million of assets held for sale at April 30, 2002 and April 30, 2001, respectively. On August 3, 2001, the Company completed the sale and leaseback of three facilities including its headquarters in South Windsor, CT. Net proceeds from this transaction of approximately $17.2 million were used to reduce long-term debt. The remaining amount represented the carrying value (adjusted to fair value) of certain facilities and land that the Company has sold or intends to sell and use the proceeds to reduce long-term debt. See also Note 15 of the "Notes to Consolidated Financial Statements."

Fiscal 2002's operating cash flow of $26.6 million (down from $36.7 million in the prior fiscal year) was generated primarily from net earnings adjusted for non-cash charges. The decrease was due to higher working capital reductions and tax refunds received in fiscal 2001.

The principal non-operating use of cash in fiscal 2002 was for net repayments of long-term debt. Capital expenditures decreased about $10.2 million compared with the prior fiscal year, reflecting reprioritization of capital projects. The Company anticipates capital expenditures for fiscal year 2003 will be approximately $7.0 million, with no major capital projects planned. Funding for these capital expenditures is expected to come from cash on hand and cash from operations. Currently, the Company does not pay dividends.

At April 30, 2002, the Company had credit commitments from banks totaling $140.0 million under an amended multi-currency revolving credit facility. At April 30, 2002, borrowings under that facility amounted to $121.9 million. The Company's total long-term debt (including current maturities) at April 30, 2002 was $127.9 million, down $42.0 million from the April 30, 2001 balance of $169.9 million. Net debt (total debt less cash and short-term cash investments) was $111.9 million at April 30, 2002 compared with $149.0 million at April 30, 2001 and the ratio of net debt to total capital increased to 57.0 percent at April 30, 2002 from 42.3 percent at April 30, 2001. The higher ratio was caused predominantly by the goodwill impairment charge recorded.

CONTRACTUAL CASH OBLIGATIONS AND COMMITMENTS

At April 30, 2002, the Company had the following contractual cash obligations and commercial commitments:

In thousands	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	4-5 YEARS	THEREAFTER
Contractual cash obligations:					
Long-term debt	$127,929	$41,929	$80,000	$ –	$ 6,000
Operating leases	65,485	7,679	12,506	9,125	36,175
Total contractual cash obligations	$193,414	$49,608	$92,506	$9,125	$42,175
Commitment:					
Outstanding line of credit	$ 228	$ 228	$ –	$ –	$ –

FISCAL YEAR 2001

Cash and short-term cash investments totaled $20.9 million at April 30, 2001 compared with $23.0 million at April 30, 2000. Net working capital was $125.3 million at April 30, 2001 compared with $137.9 million at April 30, 2000. The working capital ratio was 2.2 to 1 at April 30, 2001 and 2000, respectively.

The $12.5 million working capital decrease was the result of increased efforts to convert receivables and inventory into cash and reduce long-term debt. The impact of the lower receivables and inventory balances was partially offset by certain properties designated as held for sale in fiscal 2001.

Operating activities provided $36.7 million in cash in fiscal 2001, despite a net loss for the year. Principal non-operating uses of cash in fiscal 2001 were for net repayments of long-term debt of $25.0 million, additions to property, plant and equipment of $14.8 million, and dividends of $7.0 million. In February 2001, the Company's Board of Directors voted to suspend the Company's $.08 quarterly dividend subsequent to the February 2001 payment.

The principal non-operating source of cash in fiscal 2001 was proceeds of $13.7 million from the sale of an idle facility in Connecticut and a sale-leaseback transaction for the Bristol, UK facility of the Company's Spandex PLC subsidiary. These proceeds were used to reduce long-term debt.

FISCAL YEAR 2000

Operating activities provided $27.1 million in cash in fiscal 2000. Higher accounts receivable and inventory balances were a significant offset and were caused by record fourth quarter sales, delayed introduction of certain new products in the Sign Making and Specialty Graphics segment, and business acquisitions. Cash generated from operations also was reduced by lower accounts payable and accrued liabilities balances due largely to timing of vendor payments.

The principal non-operating uses of cash in fiscal 2000 were for additions to property, plant, and equipment of $22.3 million and business acquisitions in the Sign Making and Specialty Graphics operating segment of $14.7 million. In the year ended April 30, 2000, the Company repurchased 286,600 shares under its common stock repurchase program at a cost of $4.7 million. Other non-operating uses of cash in fiscal 2000 included payment of dividends of $7.1 million.

EXISTING AND POTENTIAL CLAIMS AGAINST THE COMPANY ALLEGING VIOLATIONS OF THE SECURITIES LAWS

PURPORTED CLASS ACTION LITIGATION

Following an earlier Securities and Exchange Commission (SEC) investigation into trading in securities of the Company, the SEC in October 2001 initiated investigation of the Company's inventory and reserve accounting practices and related disclosures. Management believes that the Company has cooperated fully with the SEC staff in these investigations. In addition, the Company commenced its own internal review of its financial reporting for the period January 1, 1998 through April 30, 2002. The Audit Committee of the Board of Directors has directed this review with assistance from the law firm Wilmer, Cutler and Pickering and the financial investigative firm of Ten Eyck Associates.

On April 15, 2002 the Company issued a press release announcing (1) that it expected to take a special pre-tax charge of about $12 million dollars in its fourth quarter ending April 30, 2002, (2) the SEC's investigation into the Company's inventory and reserve accounting practices and related disclosures, (3) the institution of its own internal review of its financial reporting, (4) that it believed a restatement of prior financial statements would be likely, and (5) that it would be seeking certain relief from its banks under its existing credit agreement. On April 25, 2002, the Company issued a press release that it had reached agreement with its bank group for the waiver of certain covenants related to its credit facility for the fourth quarter ending April 30, 2002 and on July 29, 2002 announced that it had reached agreement with its bank group to amend the Company's covenants and extend its credit facility through August 15, 2003.

Since the April 15, 2002 press release, the Company is aware that at least eight lawsuits have been filed naming the Company and certain of its existing and former officers as defendants. These lawsuits purport to be class actions brought on behalf of a class consisting generally of all persons (with some exclusions, including officers and directors of the Company) who purchased the Company's common stock between May 27, 1999 and April 12, 2002 and who were damaged thereby. They generally allege that the Company and/or certain of its officers and directors violated the anti-fraud and other provisions of the federal securities laws by knowingly promulgating false and misleading financial statements, upon which purchasers of the Company's stock relied during the period for which the restated financial statements are to be issued. Damages have not been specified but these lawsuits apparently seek to recover all losses incurred by all members of the purported class in purchasing the Company's common stock during the period from May 27, 1999 to April 12, 2002. During this period the closing prices for the Company's common stock on the New York Stock Exchange ranged from a high of approximately $24.88 per share to a low of approximately $6.01 per share. It is possible that other lawsuits may be brought against the Company alleging violations of various provisions of federal and/or state securities and other laws.

The Company is unable to determine the ultimate outcome of these asserted and unasserted claims or to predict the cost to resolve them. However, the costs of defending the Company and its current and former officers and directors who may be named as defendants, as well as related costs, are likely to be significant. Costs through July 31, 2002 since the inception of the SEC's investigations, including costs of conducting an internal review of its financial statements and defending the pending lawsuits were substantial and are likely to continue to be substantial unless these claims and the SEC investigations are promptly resolved. During the relevant periods, the Company had in place insurance that the Company believes may offset most or a portion of these costs but, to date, no amounts have been reimbursed by any insurance company.

CLAIMS WHICH MAY BE ASSERTED UNDER THE COMPANY'S 401(k) PLAN

In December 1997, the Company registered 350,000 shares of the Company's common stock to be purchased by an independent trustee in the open market for the benefit and at the direction of Company employees pursuant to the Gerber Scientific, Inc. and Participating Subsidiaries 401(k) Maximum Advantage Program and Trust (the "Plan"). Approximately 1.1 million shares were acquired by Plan participants before this option was discontinued on July 15, 2002.

The purchase of shares under the Plan in excess of the number of shares registered may have been exempt from registration under the Securities Act of 1933. The Company understands, however, that the staff of the Securities and Exchange Commission takes the position that one possible exemption, under Section 3(a)(2) of the Securities Act, would not apply to shares of an employer-sponsored plan acquired in the open market by an independent trustee at the direction and for the benefit of employee participants pursuant to plans of this type (i.e., plans in which employee contributions can be directed toward the purchase of a company's stock and the company's matching contributions may be less than 1-for-1).

If the acquisitions of these shares are found not to have been exempt from registration, the Company could be liable under Section 12(a)(1) of the Securities Act for rescission or damages to the employees who purchased these shares. Under Section 13 of the Securities Act, a rescission right, which is the effective equivalent to a "put" right, can be maintained to enforce liability under Section 12(a)(1) at any time within one year after the violation on which it is based but not more than three years after the relevant securities were first offered to the public. A rescission right would entitle the employee purchasers of these shares to receive the return of the amounts paid for these shares, together with interest from the date of purchase.

The current members of the Plan's administrative committee, on the advice of counsel, have requested the Company to toll, as of July 25, 2002, any statutes of limitations with respect to claims which might be made by or on behalf of Plan participants alleging that the Company should have registered these shares. The Company is considering this request but has not yet determined how to respond to it. The prices paid for shares acquired during the one year prior to July 25, 2002 aggregated approximately $2.1 million. The prices paid for all of the unregistered shares which were acquired under the Plan aggregated approximately $7.3 million.

In addition to any claims that may be asserted under the Securities Act, claims may also be asserted under the Employee Retirement Income Security Act of 1974 for recovery of losses incurred with respect to the purchase of the unregistered shares.

The Company does not currently intend to offer rescission to the purchasers of these shares and intends to defend against any claim for either rescission or damages. However, the possibility of such a claim gives rise to a contingent liability that, if realized, could adversely affect the financial condition of the Company. Given the current status of this unasserted claim, the Company cannot reasonably estimate a loss.

MARKET RISK

The Company's earnings and cash flows are subject to fluctuations caused by changes in foreign currency exchange rates. The Company manages that risk by entering into foreign currency forward exchange contracts. The Company's risk management objective is to reduce its exposure to the effects of changes in exchange rates on sales over quarterly time horizons. The Company's foreign currency risk policies entail entering into foreign currency derivative instruments only to manage risk, not for speculative investments.

As of April 30, 2002, the Company was party to approximately $4.4 million in forward exchange contracts. The counterparties to the forward exchange contracts were major international commercial banks. The Company continually monitors its open forward exchange contract position, and does not anticipate non-performance by the counterparties. In management's opinion, these financial instruments do not represent a material off-balance sheet risk in relation to the consolidated financial statements.

The Company also is exposed to changes in interest rates from its multi-currency revolving credit facility. In April 1999, the Company entered into an interest rate swap contract with a major international commercial bank to manage this exposure. The contract fixed the three-month LIBOR interest rate at 5.474 percent on an initial notional amount of $62 million that reduces ratably to $32 million over a four-year term. As of April 30, 2002, the notional amount of this swap was $38 million and the variable rate received by the Company was 2.0125 percent. The Company designated this swap as a hedge of its exposure to variability in future cash flows attributable to the LIBOR plus applicable margin interest payments due on a portion of the U.S. dollar denominated borrowings under its multi-currency revolving credit facility. The interest differential paid or received under this contract is recognized as an adjustment to the effective interest expense of the underlying borrowing hedged. The market value of this contract at April 30, 2002 was approximately a $1.0 million net liability.

See Notes 4, 17, and 19 of the "Notes to Consolidated Financial Statements" as of and for the year ended April 30, 2002, included in this Annual Report for additional information about market risk sensitive instruments.

LEASE FINANCING ARRANGEMENTS

The Company has an agreement with a major financial services institution to provide lease financing to purchasers of the Company's equipment. The present value of the lease receivables financed amounted to approximately $57.5 million at April 30, 2002 and $63.2 million at April 30, 2001. The equipment collateralizes the lease receivables. In the event of default by the lessee, the Company has liability to the financial services institution under recourse provisions. The Company's liability for uncollected amounts financed in excess of the estimated resale value of the equipment is limited to the extent of loss pools. Management believes the allowance established for losses under the recourse provisions is reasonable.

CRITICAL ACCOUNTING POLICIES

The Company's significant accounting policies are described as Note 1 of the "Notes to Consolidated Financial Statements" included in this Annual Report. Some of those accounting policies require management to make estimates and assumptions that affect amounts reported. The following items require the most significant judgment and often involve complex estimation:

Allowance for doubtful accounts. The Company continually monitors payments from its customers and maintains allowances for doubtful accounts for estimated losses resulting from customers' inability to make required payments. Various factors including accounts receivable agings, customer credit-worthiness, and historical bad debts are considered by the Company when it evaluates the adequacy of its allowances for doubtful accounts. Additional allowances may be required if the financial condition of the Company's customers deteriorates and results in their inability to make payments. As of April 30, 2002, the Company's net accounts receivable balance was $84.5 million.

Inventory. Inventory is stated at the lower of standard cost, which approximates cost, or market value. Cost is based on a weighted average basis, which approximates a first-in, first-out basis. The Company reviews market value of inventory on an ongoing basis with consideration given to deterioration, obsolescence and other factors. In this year's fourth quarter, the Company wrote down to management's estimate of market value inventories of digital imaging products relating to its Sign Making and Specialty Graphics operating segment. This was caused by the recent introduction of competing products at prices less than the carrying cost of the Company's products. The write-downs totaled $7.0 million. If actual market conditions for these products or any of the Company's inventories are less favorable than those projected by management, additional write-downs or adjustments to recognize additional cost of sales may be required. As of April 30, 2002, the Company's inventory balance was $59.4 million.

Goodwill and intangible assets. The Company reviews the value of its long-lived assets, including goodwill, for impairment annually, or sooner if events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of the assets are no longer appropriate. During fiscal 2002, the Company recognized goodwill impairments amounting to $114.7 million. As of April 30, 2002, the Company had $56.9 million of goodwill and intangible assets remaining on the balance sheet, which management believes is realizable based on the estimated cash flows of the associated businesses and technology. However, it is possible that the estimates and assumptions used, such as future sales and expense levels, in assessing that value may need to be re-evaluated in the case of continued market deterioration, which could result in further impairment of those assets.

Restructuring charges. Over the last two years, the Company has undertaken significant restructuring initiatives, which has required development of formalized plans for separating employees, discontinuing product lines, and consolidating certain facilities. These plans required management to use estimates related to properties held for sale, which resulted in write-downs of those properties. Additionally, the Company had to record estimated expenses for severance and outplacement costs, lease cancellations, inventory write-downs, long-term asset impairments, and other related costs. Given the significance of, and the timing of the execution of such activities, this process is complex and involves periodic reassessments of estimates made at the time the original decisions were made. The accounting for restructuring costs and asset impairments requires the Company to record provisions and charges when management commits to a formal plan. As management continues to evaluate the reasonableness of the remaining liabilities under the restructuring initiatives and the business, there may be additional charges for new restructuring activities as well as changes in estimates to amounts previously recorded.

Warranty. A limited warranty is provided on the Company's products for periods ranging from 90 days to one year and allowances for estimated warranty costs are recorded during the period of sale. The determination of such allowances requires management to make estimates of product return rates and expected costs to repair or replace products under warranty. If actual return rates or repair and replacement costs, or both, differ significantly from management's estimates, adjustments to recognize additional cost of sales may be required.

Net deferred tax asset. The Company records net deferred tax assets in amounts it expects to realize based on projected future taxable earnings. Assumptions and estimates are required to assess the appropriateness of the valuation of deferred tax assets such as the Company's ability to generate future taxable earnings. If the Company determined that it was more likely than not that it would not be able to realize its deferred tax assets in the future in excess of their carrying value, an adjustment to increase earnings would be made in the period of such determination. As of April 30, 2002, the Company recorded a valuation allowance of $11.8 million against its net deferred tax assets.

NEW ACCOUNTING PRONOUNCEMENTS

Effective May 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The statement requires that all derivative instruments be recorded on the balance sheet as either an asset or liability measured at fair value and that changes in fair value be recognized currently in earnings, unless specific hedge accounting criteria are met. See discussion in Note 19 of the "Notes to Consolidated Financial Statements" of this Annual Report for a further discussion of the impact of this statement on the Company's consolidated financial statements.

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," which addresses financial reporting and accounting for business combinations and supersedes Accounting Principles Board (APB) Opinion No. 16, "Business Combinations," and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. The Company adopted SFAS No. 141 in the first quarter of fiscal 2002 and this adoption had no material impact on the Company's consolidated financial statements.

Effective May 1, 2001, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which establishes financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." SFAS No. 142 requires that goodwill and intangible assets that have indefinite useful lives not be amortized but, instead, tested at least annually for impairment. See Note 7 of the "Notes to Consolidated Financial Statements" contained in this Annual Report for a further discussion of the impact of this statement on the Company's consolidated financial statements.

In July 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets." SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. The Company is currently assessing the impact of SFAS No. 143 and does not anticipate that adoption will have a material effect on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company is currently assessing the impact of SFAS No. 144 and does not anticipate that adoption will have a material effect on its consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company will adopt the provisions of SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002.

FORWARD LOOKING STATEMENTS

This Annual Report for the fiscal year ended April 30, 2002, contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" under the securities laws. From time to time, oral or written forward-looking statements may also be included in other materials the Company releases to the public. These forward-looking statements are intended to provide management's current expectations or plans for the future operating and financial performance of the Company, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as "believe," "expect," "plans," "strategy," "prospects," "estimate," "project," "anticipate," and other words of similar meaning in connection with a discussion of future operating or financial performance. These include statements relating to:

- future earnings and other measurements of financial performance,
- future cash flow and uses of cash,
- the effect of economic downturns or growth in particular regions,
- the effect of changes in the level of activity in particular industries or markets,
- the scope or nature of acquisition activity,
- prospective product developments and new business opportunities,
- restructuring and cost savings, and
- the outcome of contingencies.

All forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. Certain risk factors that could cause actual results to differ from expectations are set forth in this Annual Report for the fiscal year ended April 30, 2002. The Company cannot assure you that its results of operations or financial condition will not be adversely affected by one or more of these factors.

SELECTED FINANCIAL DATA

FOR FISCAL YEARS ENDED APRIL 30,

In thousands, except per share amounts	2002	2001 (Restated)	2000 (Restated)	1999 (Restated)	1998 (Restated)
Sales and service revenue	$502,724	$558,164	$615,716	$594,716	$430,628
Net earnings (loss)[1-8]	(119,615)	(23,229)	25,646	26,281	5,447
Per common share					
Basic	(5.42)	(1.06)	1.16	1.16	.24
Diluted	(5.42)	(1.06)	1.15	1.14	.23
Cash dividends per common share	–	.32	.32	.32	.32
Total assets	311,593	478,408	561,648	534,988	337,474
Long-term debt (includes current maturities)	127,929	169,914	194,892	173,338	6,953
Shareholders' equity	84,387	203,479	245,416	236,588	231,826
Weighted average common shares outstanding					
Basic	22,072	22,017	22,140	22,590	22,800
Diluted	22,072	22,017	22,390	23,011	23,331

The selected financial data has been restated (see Note 2 of the "Notes to Consolidated Financial Statements"). Net earnings for the years ended April 30, 1999 and 1998 were decreased by $3,299,000 ($.15 basic and diluted earnings per share) and $1,938,000 ($.08 basic and $.09 diluted earnings per share), respectively. The fiscal 1999 decrease was primarily attributable to inventory and other cost of sales related accruals, severance and employee related accruals, warranty accruals, and the correction of accruals related to the sale of the Company's imaging and inspection business. These decreases were offset by recalculation of income tax expense and other tax related adjustments. The fiscal 1998 decrease was primarily attributable to the recalculation of income tax expense and other tax related adjustments and inventory and other cost of sales related accruals. These decreases were offset by the correction of accruals associated with the sale of the Company's imaging and inspection systems business. Shareholders' equity at the beginning of the year ended April 30, 1998 also reflected an increase of $2,850,000 resulting from the correction of errors related to prior periods.

1 Net earnings for the year ended April 30, 1998 included an after tax charge of $14,431,000 ($.62 per diluted share) from the write-down of certain assets on the sale of the Company's Gerber Systems unit. Gerber Systems represented the Company's imaging and inspection systems business.

2 Net earnings for the year ended April 30, 1998 included an after tax gain of approximately $963,000 ($.04 per diluted share) from the final settlement of the Company's UK patent litigation with Lectra Systemes S.A. of France.

3 Net earnings for the year ended April 30, 2000 included an after tax charge of $4,100,000 ($.18 per diluted share) for excess costs on initial production of certain new products in the Company's Sign Making and Specialty Graphics operating segment.

4 Net loss for the year ended April 30, 2001 included after tax restructuring and other special charges of $20,897,000 ($.95 per diluted share) relating to reductions in workforce, provisions for losses on sales of facilities, inventory write-downs, impairments of long-lived assets, and other charges. See further discussion of these charges in Note 14, "Restructuring and Other Charges," of the "Notes to Consolidated Financial Statements."

5 Net loss for the year ended April 30, 2002 included after tax restructuring charges of $3,915,000 ($.18 per diluted share) associated with ongoing efforts to reduce costs in the continually weak economic and business environment the Company experienced in its capital equipment markets. See further discussion of these charges in Note 14, "Restructuring and Other Charges," of the "Notes to Consolidated Financial Statements."

6 Net loss for the year ended April 30, 2002 included the cumulative effect of an accounting change of $114,653,000 ($5.20 per diluted share) associated with the Company's implementation of Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets." This amount represented the impairment of goodwill in the Sign Making and Specialty Graphics segment ($92,953,000) and the Ophthalmic Lens Processing segment ($21,700,000) as of May 1, 2001. See further discussion of these charges in Note 7, "Goodwill and Other Intangible Assets," of the "Notes to Consolidated Financial Statements."

7 Net loss for the year ended April 30, 2002 included after tax fourth quarter charges of $8,440,000 ($.38 per diluted share) for asset write-downs and other charges in the Company's Sign Making and Specialty Graphics operating segment. See further discussion of these charges in Note 21, "Quarterly Results (Unaudited)," of the "Notes to Consolidated Financial Statements."

8 Net loss for the year ended April 30, 2002 included the reversal of previously established restructuring reserves totaling approximately $600,000 after taxes, ($.03 per diluted share). See further discussion in Note 14, "Restructuring and Other Charges" of the "Notes to Consolidated Financial Statements."

REPORT OF MANAGEMENT GERBER SCIENTIFIC, INC.

TO THE SHAREHOLDERS OF GERBER SCIENTIFIC, INC.:

The financial statements of Gerber Scientific, Inc. included in this Annual Report have been prepared by the Company's management, who are responsible for the integrity and objectivity of the data presented. The financial statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances and include amounts based on management's best estimates and judgments. Financial information elsewhere in this Annual Report is consistent with the financial statements.

Management maintains a system of internal accounting controls and procedures, supported by a program of internal auditing. This system is intended to provide reasonable assurance, in relation to reasonable cost, that transactions are executed in accordance with management's authorization and are recorded properly and accurately, that accountability for assets is maintained, and that the financial records are reliable for preparing financial statements.

The financial statements have been audited by KPMG LLP, independent auditors, in accordance with auditing standards generally accepted in the United States of America. Their role is to assess the accounting principles used and the estimates made by management and to form an independent opinion as to the fairness with which the financial statements present the financial condition of the Company, the results of its operations, and its cash flows in accordance with accounting principles generally accepted in the United States of America. They obtain and maintain an understanding of the Company's accounting policies and controls and conduct such tests and related procedures as they consider necessary to arrive at an opinion on the fairness of the financial statements.

The Board of Directors has appointed an Audit and Finance Committee composed of outside directors who are not employees of the Company. The Audit and Finance Committee meets periodically with representatives of management, the internal auditors, and the independent auditors for the purpose of monitoring their activities to ensure that each is properly discharging its responsibilities. The Audit and Finance Committee reports to the Board of Directors on its activities and findings.

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF GERBER SCIENTIFIC, INC.:

We have audited the accompanying consolidated balance sheets of Gerber Scientific, Inc. and subsidiaries as of April 30, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended April 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gerber Scientific, Inc. and subsidiaries as of April 30, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 21, the accompanying consolidated financial statements for the years ended April 30, 2001 and 2000 have been restated.

As discussed in Note 7, the Company changed its method of accounting for goodwill and other intangible assets from May 1, 2001.

KPMG LLP

August 13, 2002

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands, except per share amounts	2002	2001	2000
	FOR YEARS ENDED APRIL 30,	(RESTATED, NOTE 2)	
Revenue:			
Product sales	$ 454,872	$509,595	$561,975
Service	47,852	48,569	53,741
	502,724	558,164	615,716
Costs and Expenses:			
Cost of product sales	305,868	341,621	347,503
Cost of service	26,756	33,761	28,720
Selling, general and administrative expenses	131,845	150,066	154,908
Research and development expenses	27,491	29,272	33,022
Goodwill amortization (Note 7)	–	8,182	8,472
Restructuring charges (Note 14)	4,115	9,265	–
Write-down of assets (Notes 14 and 15)	861	6,016	–
	496,936	578,183	572,625
Operating income (loss)	5,788	(20,019)	43,091
Other income (expense)	(2,410)	755	4,272
Interest expense	(12,640)	(13,265)	(10,617)
Earnings (loss) before income taxes and cumulative effect of accounting change	(9,262)	(32,529)	36,746
Provision (benefit) for income taxes	(4,300)	(9,300)	11,100
Earnings (loss) before cumulative effect of accounting change	(4,962)	(23,229)	25,646
Cumulative effect of accounting change (Note 7)	(114,653)	–	–
Net Earnings (Loss)	$(119,615)	$ (23,229)	$ 25,646
Earnings (Loss) Per Share of Common Stock:			
Basic			
Earnings (loss) before cumulative effect of accounting change	$ (.22)	$ (1.06)	$ 1.16
Cumulative effect of accounting change	(5.20)	–	–
Net earnings (loss)	$ (5.42)	$ (1.06)	$ 1.16
Diluted			
Earnings (loss) before cumulative effect of accounting change	$ (.22)	$ (1.06)	$ 1.15
Cumulative effect of accounting change	(5.20)	–	–
Net earnings (loss)	$ (5.42)	$ (1.06)	$ 1.15

See summary of significant accounting policies and notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

	April 30,	
		(Restated, Note 2)
In thousands, except per share amounts	2002	2001
Assets		
Current Assets:		
Cash and short-term cash investments	$ 16,220	$ 20,866
Accounts receivable, net of allowance for doubtful accounts of $7,229 in 2002 and $7,045 in 2001	84,539	98,002
Inventories	59,351	70,021
Deferred income taxes	11,951	9,453
Prepaid expenses	8,680	6,928
Net assets held for sale (Note 15)	3,968	21,369
	184,709	226,639
Property, Plant and Equipment	116,125	112,572
Less accumulated depreciation	64,761	53,022
	51,364	59,550
Intangible Assets:		
Goodwill, net of accumulated amortization in 2001 (Note 7)	49,966	163,620
Prepaid pension cost	11,557	16,762
Patents and other intangible assets, net of accumulated amortization (Note 7)	6,918	7,344
	68,441	187,726
Deferred Income Taxes	2,959	–
Other Assets	4,120	4,493
	$311,593	$478,408
Liabilities and Shareholders' Equity		
Current Liabilities:		
Short-term line of credit	$ 228	$ –
Current maturities of long-term debt	41,929	–
Accounts payable	41,756	48,682
Accrued compensation and benefits	19,136	20,036
Other accrued liabilities	21,071	21,318
Deferred revenue	9,511	9,706
Advances on sales contracts	897	1,563
	134,528	101,305
Noncurrent Liabilities:		
Deferred income taxes	–	288
Other liabilities	6,678	3,422
Long-term debt	86,000	169,914
	92,678	173,624
Contingencies and Commitments (Notes 4 and 17)		
Shareholders' Equity:		
Preferred stock, no par value; authorized 10,000,000 shares; no shares issued	–	–
Common stock, $1 par value; authorized 65,000,000 shares; issued 22,879,425 and 22,828,742 shares, respectively	22,879	22,829
Paid-in capital	44,090	43,835
Retained earnings	58,253	177,868
Treasury stock, at cost (773,546 shares in 2002 and 784,837 shares in 2001)	(15,906)	(16,138)
Unamortized value of restricted stock grants	(411)	(439)
Accumulated other comprehensive income (loss)	(24,518)	(24,476)
	84,387	203,479
	$311,593	$478,408

See summary of significant accounting policies and notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

In thousands, except per share amounts	COMMON STOCK, $1 PAR VALUE	PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK	UNAMORTIZED VALUE OF RESTRICTED STOCK GRANTS	ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)	TOTAL
April 30, 1999							
before restatement	$22,859	$40,255	$195,871	$(16,450)	$(417)	$ 1,213	$243,331
Impact of restatement (Note 2)	–	–	(2,387)	–	–	(4,356)	(6,743)
April 30, 1999	22,859	40,255	193,484	(16,450)	(417)	(3,143)	236,588
Net earnings (restated)	–	–	25,646	–	–	–	25,646
Foreign currency translation adjustment (restated)	–	–	–	–	–	(9,015)	(9,015)
Comprehensive income (restated)							16,631
Dividends ($.32 per share)	–	–	(7,089)	–	–	–	(7,089)
Options exercised and related tax benefit	183	3,362	(18)	–	–	–	3,527
Common stock issued for directors' fees	6	115	–	–	–	–	121
Treasury stock issued for directors' fees	–	–	–	53	–	–	53
Purchase and retirement of common stock	(287)	(533)	(3,881)	–	–	–	(4,701)
Restricted stock grants and cancellations, net of amortization	19	416	(9)	–	(140)	–	286
April 30, 2000	22,780	43,615	208,133	(16,397)	(557)	(12,158)	245,416
Net loss (restated)	–	–	(23,229)	–	–	–	(23,229)
Foreign currency translation adjustment (restated)	–	–	–	–	–	(12,318)	(12,318)
Comprehensive loss (restated)							(35,547)
Dividends ($.32 per share)	–	–	(7,036)	–	–	–	(7,036)
Common stock issued for directors' fees	14	108	–	–	–	–	122
Treasury stock issued for directors' fees	–	(152)	–	259	–	–	107
Other common stock issuances	5	61	–	–	–	–	66
Restricted stock grants and cancellations, net of amortization	30	203	–	–	118	–	351
April 30, 2001	22,829	43,835	177,868	(16,138)	(439)	(24,476)	203,479
Net loss	–	–	(119,615)	–	–	–	(119,615)
Foreign currency translation adjustment	–	–	–	–	–	1,445	1,445
Cash flow hedging loss, net of taxes of $414						(669)	(669)
Minimum pension liability, net of taxes of $507	–	–	–	–	–	(818)	(818)
Comprehensive loss							(119,657)
Common stock issued for directors' fees	10	91	–	–	–	–	101
Treasury stock issued for directors' fees	–	(127)	–	232	–	–	105
Exercise of stock options	15	91	–	–	–	–	106
Other common stock activity	(5)	(44)	–	–	–	–	(49)
Restricted stock grants and cancellations, net of amortization	30	244	–	–	28	–	302
April 30, 2002	$22,879	$44,090	$ 58,253	$(15,906)	$(411)	$(24,518)	$ 84,387

See summary of significant accounting policies and notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR YEARS ENDED APRIL 30,

In thousands	2002	RESTATED 2001	RESTATED 2000
Cash Provided by (Used for) Operating Activities:			
Net earnings (loss)	$(119,615)	$(23,229)	$25,646
Adjustments to reconcile net earnings (loss) to cash provided by operating activities:			
Cumulative effect of accounting change	114,653	–	–
Depreciation and amortization	15,191	26,468	25,456
Restructuring and other charges	16,755	24,981	6,200
Write-down of assets	861	6,016	–
Deferred income taxes	(5,158)	(13,845)	2,402
Other non-cash items	2,324	561	(1,381)
Changes in operating accounts, net of effects of business acquisitions:			
Receivables	13,820	22,479	(13,737)
Inventories	3,242	5,104	(12,366)
Prepaid expenses	(2,993)	7,110	(2,369)
Accounts payable and accrued expenses	(12,439)	(18,915)	(2,761)
Provided by Operating Activities	26,641	36,730	27,090
Investing Activities:			
Additions to property, plant and equipment	(4,526)	(14,757)	(22,313)
Proceeds from sale of assets	17,183	13,721	–
Business acquisitions	–	–	(14,744)
Intangible and other assets	(1,954)	(1,982)	(189)
Provided by (Used for) Investing Activities	10,703	(3,018)	(37,246)
Financing Activities:			
Purchase of common stock	–	–	(4,701)
Additions of long-term debt	41,500	47,000	74,566
Repayments of long-term debt	(83,618)	(71,978)	(53,205)
Net short-term financing	228	–	(1,798)
Debt issue costs	(563)	(751)	–
Exercise of stock options	106	–	3,059
Other common stock activity	(49)	113	246
Dividends on common stock	–	(7,036)	(7,089)
Provided by (Used for) Financing Activities	(42,396)	(32,652)	11,078
Effect of exchange rate changes on cash	406	(3,148)	(4,491)
Increase (Decrease) in Cash and Short-Term Cash Investments	(4,646)	(2,088)	(3,569)
Cash and Short-Term Cash Investments, Beginning of Year	20,866	22,954	26,523
Cash and Short-Term Cash Investments, End of Year	$ 16,220	$ 20,866	$22,954

See summary of significant accounting policies and notes to consolidated financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions are eliminated.

CASH AND SHORT-TERM CASH INVESTMENTS

Where applicable, cash and short-term cash investments include cash on hand, demand deposits, and short-term cash investments that are highly liquid in nature and have original maturities of three months or less. Short-term cash investments are stated at cost plus accrued interest, which approximates market value.

INVENTORIES

Inventories are stated at the lower of cost or market value. Costs of raw materials and purchased parts have been determined primarily by the average cost method (which approximates first-in, first-out or FIFO).

Costs of tooling are charged to inventories or to fixed assets depending on the nature, general applicability, and useful lives of the tooling.

PROPERTY, PLANT, EQUIPMENT, AND DEPRECIATION

Property, plant and equipment are stated at cost. Major improvements and betterments to existing plant and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. The cost and related accumulated depreciation of properties sold or otherwise disposed of are removed from the accounts, and any gain or loss is included in other income.

Depreciation is provided generally on a straight-line basis over the assets' useful lives. Estimated useful lives are 45 years for buildings and 3 to 10 years for machinery, tools, and other equipment.

In 1999, the Company began capitalizing certain costs of enterprise resource planning (ERP) software obtained and developed for internal use. The amount capitalized as of April 30, 2002 and 2001, was $15,300,000 and $14,800,000, respectively. Capitalized software costs are amortized over 5 to 10 years. Accumulated depreciation of capitalized software was $4,100,000 and $2,300,000 as of April 30, 2002 and 2001, respectively.

GOODWILL AND OTHER INTANGIBLE ASSETS

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets," establishing new financial reporting standards for acquired goodwill and other intangible assets. The Company adopted SFAS No. 142 on May 1, 2001, the beginning of its fiscal year. SFAS No. 142 requires that goodwill and intangible assets that have indefinite useful lives not be amortized but, instead, be tested at least annually for impairment. Accordingly, the Company ceased amortization of all goodwill, which is its only intangible asset with an indefinite useful life, on May 1, 2001. The amount of goodwill impairment, if any, is measured by comparing its implied fair value with its carrying amount and recognized by writing down its carrying amount to its implied fair value. Intangible assets that have finite useful lives, consisting primarily of patents, continue to be amortized over their useful lives. In addition, these assets continue to be reviewed for possible impairment whenever events or changes in circumstances indicate carrying value may not be recoverable. If the carrying amount of an intangible asset with a finite useful life exceeds the sum of its undiscounted future cash flows, the intangible asset's carrying value is written down to its fair value.

Prior to implementation of SFAS No. 142, the Company had accumulated amortization of goodwill in the amount of $30,090,000 as of April 30, 2001. Goodwill was amortized over 20 to 25 years on a straight-line basis. Impairment of goodwill, if any, was assessed periodically on the basis of whether anticipated undiscounted operating cash flows generated by the acquired business would recover the recorded net goodwill balances over the remaining amortization period.

REVENUE RECOGNITION

Product sales are recognized upon shipment. Service revenue is recognized ratably over the contractual period or as services are performed. Royalties are accounted for as other income as received. Software revenue is recognized when earned in compliance with American Institute of Certified Public Accountants' Statements of Position 97-2 and 98-4, "Software Revenue Recognition." Maintenance and subscription revenue is recognized ratably over the contract period.

SHIPPING AND HANDLING FEES AND COSTS

In September 2000, the Emerging Issues Task Force issued EITF 00-10, "Accounting for Shipping and Handling Fees and Costs." EITF 00-10 requires shipping and handling fees billed to customers to be classified as revenue and shipping and handling costs to be either classified as cost of sales or disclosed in the notes to the consolidated financial statements. The Company includes shipping and handling fees billed to customers in product sales. Shipping and handling costs associated with inbound and outbound freight are included in cost of sales.

FOREIGN CURRENCY TRANSLATION

Assets and liabilities of foreign subsidiaries are translated to U.S. dollars at year-end exchange rates, and related revenue and expenses are translated at average exchange rates during the year. Translation adjustments, and gains and losses on intercompany foreign currency balances of a long-term investment nature, are deferred and accumulated in a separate component of shareholders' equity, as are gains and losses on foreign currency denominated balances that are designated and effective as economic hedges of a net investment in a foreign entity. Transaction gains and losses are included in earnings.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITY

The Company uses derivative instruments, including swaps and forward exchange contracts, to manage certain foreign currency and interest rate risks. Derivative instruments are not used for trading or speculative purposes. Derivatives used for hedging purposes must be designated and effective as a hedge of the identified risk at the inception of the contract. Changes in fair value of the derivative contract must be highly correlated with changes in the fair value of the underlying hedged item at inception of the hedge and over the life of the hedge contract.

Effective May 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The standard requires that all derivative instruments be reported at fair value. Derivatives used to hedge foreign currency-denominated balance sheet items are reported directly in earnings along with offsetting transaction gains and losses on the items being hedged. Derivatives used to hedge forecasted cash flows associated with foreign currency commitments or forecasted purchases are accounted for as cash flow hedges. Gains and losses on derivatives designated as cash flow hedges are recorded in other comprehensive income and reclassified to earnings in a manner that matches the timing of the earnings impact of the hedged transactions. The ineffective portion of all hedges, if any, is recognized currently in earnings.

EARNINGS PER SHARE

Basic and diluted earnings per share are calculated in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share."

USE OF ESTIMATES

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related disclosures. Actual results could differ from those estimates. Important estimates include asset valuation allowances (including those related to receivables, inventory and long-lived assets), accrued liabilities, and deferred revenue.

NOTE 2. RESTATEMENT AND RECLASSIFICATIONS

Financial statements for fiscal years 2001 and 2000, and (unaudited) financial information for the seven quarters ended January 31, 2002 (Note 21) have been restated. The restatements principally reflect results of an internal review conducted under the direction of the Audit and Finance Committee of the Company's Board of Directors. Retained earnings as of April 30, 1999 have been restated to reflect the impact of adjustments up to that date not separately presented. Certain items also have been reclassified.

Adjustments and reclassifications to the fiscal year 2001 and 2000 consolidated statements of operations are summarized below. The impact on the seven quarters ended January 31, 2002 is summarized at Note 21.

FISCAL YEAR ENDED APRIL 30, 2001

In thousands, except per share amounts	AS PREVIOUSLY REPORTED	RECLASSIFICATIONS	ADJUSTMENTS	AS RESTATED
Revenue:				
Product sales	$ 504,391	$ 5,166	$ 38 [1]	$509,595
Service	48,569	–	–	48,569
	552,960	5,166	38	558,164
Costs and Expenses:				
Cost of product sales	336,406	5,913	(698) [2]	341,621
Cost of service	33,761	–	–	33,761
Selling, general and administrative expenses	146,399	2,551	1,116 [3]	150,066
Research and development expenses	29,272	–	–	29,272
Goodwill amortization	8,943	–	(761) [4]	8,182
Restructuring charges	17,539	(8,274)	–	9,265
Write-down of assets	–	6,016	–	6,016
	572,320	6,206	(343)	578,183
Operating loss	(19,360)	(1,040)	381	(20,019)
Other income (expense)	194	240	321 [5]	755
Interest expense	(13,265)	–	–	(13,265)
Loss before income taxes	(32,431)	(800)	702	(32,529)
Income tax benefit	(8,800)	(800)	300 [6]	(9,300)
Net Loss	$ (23,631)	$ –	$ 402	$ (23,229)
Loss Per Share of Common Stock:				
Basic	$ (1.07)	$ –	$ 0.01	$ (1.06)
Diluted	$ (1.07)	$ –	$ 0.01	$ (1.06)

Adjustment Description for Fiscal Year Ended April 30, 2001

[1] Sales rebates not eliminated in consolidation.

[2] Correction of inventory reserves and other cost of sales related accruals.

[3] *Employee severance expenses capitalized in error and adjustments to other employee related accruals.*

[4] Effect of foreign currency translation adjustment and purchase accounting adjustments on goodwill amortization.

[5] Adjustment of foreign currency transaction gains and losses between the foreign currency translation adjustment and other income/expense.

[6] Income tax effect of restated items.

In thousands, except per share amounts	AS PREVIOUSLY REPORTED	RECLASSIFICATIONS	ADJUSTMENTS	AS RESTATED
Revenue:				
Product sales	$556,985	$ 5,233	$ (243)[1]	$561,975
Service	53,741	–	–	53,741
	610,726	5,233	(243)	615,716
Costs and Expenses:				
Cost of product sales	340,143	5,233	2,127[2]	347,503
Cost of service	28,719	–	1	28,720
Selling, general and administrative expenses	151,701	2,000	1,207[3]	154,908
Research and development expenses	33,022	–	–	33,022
Goodwill amortization	8,639	–	(167)[4]	8,472
	562,224	7,233	3,168	572,625
Operating income	48,502	(2,000)	(3,411)	43,091
Other income	1,090	–	3,182[5]	4,272
Interest expense	(10,617)	–	–	(10,617)
Earnings before income taxes	38,975	(2,000)	(229)	36,746
Provision for income taxes	13,100	(2,000)	–	11,100
Net Earnings	$ 25,875	$ –	$ (229)	$ 25,646
Earnings Per Share of Common Stock:				
Basic	$ 1.17	$ –	$ (0.01)	$ 1.16
Diluted	$ 1.16	$ –	$ (0.01)	$ 1.15

Adjustment Description for Fiscal Year Ended April 30, 2000

(1) Correction of error in consolidation of Spandex subsidiary sales balances.

(2) Correction of inventory reserves and other cost of sales accruals.

(3) Adjustments to accruals and allowances originally recorded as purchase price adjustments for business acquisitions of $866; adjustments to employee severance and insurance accruals of $374; and other accrual adjustments.

(4) Effect of foreign currency translation adjustment and purchase accounting adjustments on goodwill amortization.

(5) Correction of treatment regarding environmental clean-up obligations of $2,606 and adjustment of foreign currency transaction gains and losses between the foreign currency translation adjustment and other income/expense.

Adjustments to the April 30, 2001 consolidated balance sheet are summarized below:

In thousands	AS PREVIOUSLY REPORTED	ADJUSTMENTS	AS RESTATED
Total current assets	$228,800	$ (2,161) [1]	$226,639
Goodwill, net of accumulated amortization	183,451	(19,831) [2]	163,620
Deferred income taxes	793	(793) [3]	–
Total assets	501,193	(22,785)	478,408
Total current liabilities	107,536	(6,231) [4]	101,305
Total non-current liabilities	169,914	3,710 [5]	173,624
Retained earnings	180,082	(2,214) [6]	177,868
Accumulated other comprehensive loss	(6,426)	(18,050) [7]	(24,476)
Total shareholders' equity	223,743	(20,264)	203,479
Total liabilities and shareholders' equity	501,193	(22,785)	478,408

Adjustment Description as of April 30, 2001

[1] Includes corrections decreasing accounts receivable balances by $157; decreasing inventory reserve accounts by $580; and decreasing prepaid expenses by $2,584 for the recalculation of income tax expense and other tax related purchase accounting adjustments.

[2] Includes adjustment of Spandex goodwill foreign currency translation between goodwill and cumulative translation adjustment of $17,568 and other adjustments to goodwill for accruals and allowances originally recorded as purchase price adjustments for business combinations.

[3] Includes cumulative adjustments to reflect the income tax effect of restated items.

[4] Includes corrections increasing accounts payable balances by $162; decreasing accrued compensation and benefits and other accrued liabilities by $2,971 for accruals originally recorded as purchase price adjustments for business combinations; and decreasing deferred revenue by $3,422 for a reclassification of a deferred gain on a sale and leaseback transaction between current and long-term liabilities.

[5] Includes a reclassification of a deferred gain on a sale and leaseback transaction of $3,422 between current and long-term liabilities and adjustments to deferred taxes of $288 to reflect the tax effect of restated items.

[6] Includes cumulative effect of prior period restatement adjustments on retained earnings as of April 30, 2001.

[7] Includes adjustment of Spandex goodwill foreign currency translation between goodwill and cumulative translation adjustment of $17,568; adjustment of foreign currency transaction gains and losses between other income/expense and foreign currency translation adjustment of $782; and offset by exchange adjustments for income taxes of $300.

Consolidated Statements of Cash Flows:

With respect to the fiscal years ended April 30, 2001 and 2000 Consolidated Statements of Cash Flows, the effects of exchange rate changes on cash in the amounts of $406, ($3,148), and ($4,491) in 2002, 2001, and 2000, respectively, which have previously been shown as investing activity, have been reclassified to a separate line item.

NOTE 3. CASH AND SHORT-TERM CASH INVESTMENTS

Cash and short-term cash investments included:

	APRIL 30,	
In thousands	2002	2001
Cash	$15,799	$19,726
Money market funds	383	704
Time deposits	38	436
	$16,220	$20,866

The Company's short-term cash investments are in high-quality financial instruments. Due to the relatively short maturity, cost at April 30, 2002 was a reasonable estimate of fair value.

NOTE 4. ACCOUNTS RECEIVABLE

The Company sells products and services to customers in a variety of industries and geographic areas and does not have significant concentrations of credit risk. The Company evaluates customer creditworthiness prior to extending credit and, in some instances, requires bank letters of credit to support customer obligations. Lease receivables and recourse obligations for leases financed by third parties are collateralized by the leased equipment.

NOTE 5. INVENTORIES

Inventories included:

	APRIL 30,	
		RESTATED
In thousands	2002	2001
Raw materials and purchased parts	$31,514	$43,156
Work in process	2,780	2,377
Finished goods	25,057	24,488
	$59,351	$70,021

NOTE 6. PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment were:

	APRIL 30,	
In thousands	2002	2001
Land	$ 989	$ 977
Buildings	26,491	25,665
Machinery, tools, and equipment	88,246	83,652
Construction in progress	399	2,278
	$116,125	$112,572

NOTE 7. GOODWILL AND OTHER INTANGIBLE ASSETS

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets," which established financial accounting and reporting standards for acquired goodwill and other intangible assets and superseded APB Opinion No. 17, "Intangible Assets." The Company adopted SFAS No. 142 on May 1, 2001, ceased amortization of goodwill (its only intangible asset with an indefinite useful life), and performed a transitional goodwill impairment evaluation. The Company identified assets and liabilities associated with its business units (including goodwill) as of May 1, 2001. The fair value of each unit was estimated using a combination of present value and earnings multiple valuation techniques. As a result of this review, it was determined that goodwill associated with the Ophthalmic Lens Processing and Sign Making and Specialty Graphics segments was impaired as of May 1, 2001. The amount of impairment was estimated by comparing the implied fair value of the business unit's goodwill to its carrying value. Implied fair value of goodwill was determined by allocating the estimated fair value of each business unit's assets and liabilities in a manner similar to a purchase price allocation. Effective May 1, 2001, an impairment loss of $114,653,000 was recognized as the cumulative effect of a change in accounting principle.

Circumstances leading to the goodwill impairment in the Ophthalmic Lens Processing segment of $21,700,000 included softness in end sales of prescription optical lenses, consolidation in retail and wholesale segments of the ophthalmic industry, and global economic weakness for that segment's capital equipment products. These negative industry and economic trends had lowered the business' operating profits and cash flows over the last two fiscal years and current earnings expectations do not reflect improvement. Fair value used to measure impairment was based on a strategic review conducted by the Company in the fourth quarter of 2001.

Goodwill impairment for the European business units of the Sign Making and Specialty Graphics segment reflected increased competition in aftermarket supplies and weaker demand for sign making capital equipment consistent with worsening global economic trends. Lower than expected operating profits and cash flows resulted and are evidence that growth expectations assumed when these businesses were acquired have not materialized. Fair value used to determine the impairment loss in the Sign Making and Specialty Graphics segment, which amounted to $92,953,000, was based on a combination of earnings multiples and discounted cash flow valuation techniques.

Operating results for fiscal years 2001 and 2000 before the effect of goodwill related accounting changes compared with fiscal year 2002 were:

		RESTATED	
In thousands, except per share amounts	2002	2001	2000
Reported earnings (loss) before cumulative effect of accounting change	$ (4,962)	$(23,229)	$25,646
Add back: Goodwill amortization	–	8,182	8,472
Adjusted earnings (loss) before cumulative effect of accounting change	(4,962)	(15,047)	34,118
Cumulative effect of accounting change	(114,653)	–	–
Adjusted net earnings (loss)	$(119,615)	$(15,047)	$34,118
Basic earnings (loss) per share:			
Reported earnings (loss) before cumulative effect of accounting change	$ (.22)	$ (1.06)	$ 1.16
Goodwill amortization	–	.38	.38
Adjusted earnings (loss) before cumulative effect of accounting change	(.22)	(.68)	1.54
Cumulative effect of accounting change	(5.20)	–	–
Adjusted net earnings (loss)	$ (5.42)	$ (.68)	$ 1.54
Diluted earnings (loss) per share:			
Reported earnings (loss) before cumulative effect of accounting change	$ (.22)	$ (1.06)	$ 1.15
Goodwill amortization	–	.38	.37
Adjusted earnings (loss) before cumulative effect of accounting change	(.22)	(.68)	1.52
Cumulative effect of accounting change	(5.20)	–	–
Adjusted net earnings (loss)	$ (5.42)	$ (.68)	$ 1.52

Other intangible assets included (in thousands):

	AS OF APRIL 30, 2002	
	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION
Amortized intangible assets:		
Patents	$ 9,923	$3,567
Other	3,119	2,557
	13,042	6,124
Intangible assets not amortized:		
Goodwill	49,966	–
Prepaid pension cost	11,557	–
	61,523	–
	$74,565	$6,124

Intangible amortization expense was $1,533,000 for the year ended April 30, 2002 and is estimated to be approximately $800,000 in fiscal year 2003 and approximately $400,000 annually for fiscal years 2004-2007. Intangible asset amortization expense for the years ended April 30, 2001 and 2000 was $10,104,000 and $9,469,000, respectively, which included goodwill amortization of $8,182,000 and $8,472,000, respectively.

Changes in the carrying amount of goodwill for the years ended April 30, 2002 and 2001 (restated) were (in thousands):

	SIGN MAKING & SPECIALTY GRAPHICS	APPAREL & FLEXIBLE MATERIALS	OPHTHALMIC LENS PROCESSING	TOTAL
Balance as of May 1, 2000 (restated)	$126,902	$13,611	$43,638	$184,151
Amortization expense	(5,197)	(1,035)	(1,950)	(8,182)
Purchase accounting reversals	(2,304)	–	–	(2,304)
Write-down related to closure	(389)	–	–	(389)
Effects of currency translation	(9,587)	(78)	9	(9,656)
Balance as of May 1, 2001 (restated)	109,425	12,498	41,697	163,620
Impairment losses – SFAS 142 implementation	(92,953)	–	(21,700)	(114,653)
Purchase accounting adjustments	568	–	–	568
Effects of currency translation	420	13	(2)	431
Balance as of April 30, 2002	$ 17,460	$12,511	$19,995	$ 49,966

NOTE 8. SHORT-TERM LINES OF CREDIT

The Company had short-term bank lines of credit with several banks of approximately $11,988,000 at April 30, 2002 based on year-end foreign exchange rates. As of April 30, 2002, $228,000 was outstanding under these credit lines.

NOTE 9. INCOME TAXES

Components of the provision (benefit) for income taxes attributable to continuing operations were:

	YEARS ENDED APRIL 30,		
		RESTATED	
In thousands	2002	2001	2000
Currently payable:			
Federal	$(1,900)	$ 500	$ 2,300
State and local	300	100	400
Foreign	3,200	2,000	7,500
	1,600	2,600	10,200
Deferred	(5,900)	(11,900)	900
	$(4,300)	$(9,300)	$11,100

Income tax payments (refunds) totaled $2,698,000, $(3,005,000), and $7,949,000 in the years ended April 30, 2002, 2001, and 2000, respectively. Reconciliations of the statutory U.S. Federal income tax rate to the effective income tax rate for each year were as follows:

		RESTATED	
	2002	2001	2000
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of U.S. federal tax benefit	4.2	.9	1.4
Foreign tax rate differences	4.7	(1.2)	(4.9)
Foreign Sales Corporation	8.3	1.1	(3.5)
Research and development tax credits	4.2	1.0	(2.2)
Goodwill amortization	–	(8.7)	7.7
Adjustment of prior years' taxes	(10.8)	1.6	(3.5)
Other, net	1.0	(1.1)	.3
Effective income tax rate	46.6%	28.6%	30.3%

As of April 30, 2002 and 2001, the Company had valuation allowances of $11,800,000 and $8,400,000 to reduce its deferred tax assets to the amount that will more likely than not be realized. The Company expects future operations will generate sufficient earnings to realize its net deferred tax assets. The net changes in the valuation allowance for the years ended April 30, 2002, 2001, and 2000 relate to certain state and foreign tax carryforwards that the Company does not believe are more likely than not to be realized, and have been included in state and foreign income tax expense. Deferred tax assets and liabilities as of April 30, 2002 and 2001 were:

			RESTATED	
In thousands	2002 DEFERRED TAX ASSETS	2002 DEFERRED TAX LIABILITIES	2001 DEFERRED TAX ASSETS	2001 DEFERRED TAX LIABILITIES
Depreciation	$ –	$ 500	$ –	$ 1,600
Patents	–	2,400	–	2,400
Employee benefit plans	3,400	4,000	2,900	6,200
Asset valuations	13,700	2,800	11,200	2,900
Provisions for estimated expenses	6,300	7,100	4,600	5,500
Foreign exchange gains and losses	–	–	–	500
Tax carryforwards	19,400	–	17,400	–
Other	1,000	300	900	300
	43,800	17,100	37,000	19,400
Valuation allowance	(11,800)	–	(8,400)	–
	$32,000	$17,100	$28,600	$19,400

Consolidated earnings (loss) before income taxes include foreign pre-tax earnings (loss) of $1,572,000, $(3,981,000), and $22,090,000 for fiscal 2002, 2001, and 2000, respectively. At April 30, 2002, unremitted earnings of foreign subsidiaries are approximately $18,000,000. U.S. income taxes have not been provided on those unremitted earnings because they are considered indefinitely reinvested in those operations. Determination of the amount of unrecognized deferred U.S. tax liability is not practicable. For income tax reporting purposes, the Company has net operating loss and credit carryforwards in U.S. and foreign jurisdictions of approximately $109,000,000 and $9,000,000, respectively, at April 30, 2002. These have various expiration dates beginning in fiscal year 2003.

NOTE 10. LONG-TERM DEBT

Long-term debt included:

	APRIL 30,	
In thousands	2002	2001
Multi-currency revolving credit facility	$121,929	$163,914
Industrial Revenue Bonds	6,000	6,000
Subtotal	127,929	169,914
Less: current maturities	(41,929)	–
Long-term debt	$ 86,000	$169,914

The variable interest rate feature of the Company's long-term debt allows its repricing at current market interest rates; the carrying amount at April 30, 2002 approximates its fair value.

Interest payments totaled $12,183,000, $13,145,000, and $10,627,000 in the years ended April 30, 2002, 2001, and 2000, respectively.

MULTI-CURRENCY REVOLVING CREDIT FACILITY

In May 1998, the Company obtained a five-year $235,000,000 multi-currency revolving credit facility from a group of major U.S. and international commercial banks. At April 30, 2002, the agreement was scheduled to expire on May 15, 2003 and, as extended, is now scheduled to expire on August 15, 2003. The purpose of the facility was to finance the acquisition of the capital stock of Spandex and the refinancing of its debt, and for other general corporate purposes. The interest rate on borrowings under this facility is variable and is based on either LIBOR (London Interbank Offered Rate) or prime plus an applicable margin. This margin is based on the relationship of the Company's consolidated total debt to EBITDA, defined as earnings before interest, taxes, depreciation, and amortization (leverage ratio). The agreement, as amended, provides for an annual facility fee that ranges from 0.20 percent to 1.00 percent of the banks' aggregate commitments, which amounted to $140,000,000 at April 30, 2002. Borrowings outstanding on the credit facility were $121,929,000 at that date, and are secured by the accounts receivable and inventories of the Company and its domestic subsidiaries, and the capital stock of certain of the Company's foreign subsidiaries. The Company is also required to maintain certain financial covenants as defined in the agreement that require it to maintain certain levels of net worth, certain leverage ratios, a minimum fixed charge coverage amount, and a minimum revenue amount, and limits capital expenditures. The agreement also has various covenants that limit the Company's ability to pay dividends and make investments and provisions that limit subsidiary indebtedness. At April 30, 2002, the Company was in compliance with the covenants.

In January 2002, the Company amended its credit agreement to change its leverage, fixed charge coverage, and net worth financial covenants. Compliance with these covenants at April 30, 2002 was waived in accordance with anticipated charges relating to inventory and other write-downs in the Company's Sign Making and Specialty Graphics operating segment. In addition, financial covenants restricting the levels of capital expenditures and cash and investment balances, and a minimum revenue level were added. This amendment also included increases to the applicable LIBOR margin. Effective January 31, 2002, the Company reduced the amount of the banks' commitment under the agreement to $150,000,000, and at April 30, 2002 to $140,000,000. The Company had voluntarily reduced the amount of the banks' commitment from $195,000,000 to $178,000,000 on August 31, 2001, reflecting the use of the proceeds from the sale and leaseback of certain facilities.

The Company further amended its credit agreement July 26, 2002, subsequent to the close of its 2002 fiscal year. This amendment included an extension of the agreement's termination date to August 15, 2003, changed certain financial covenants, and included further increases to the applicable LIBOR margin. Also effective with this amendment, the Company further reduced the amount of the banks' commitment under the agreement to $134,400,000 on July 26, 2002, to $119,400,000 on January 31, 2003, and to $80,000,000 on April 30, 2003. A fee of .50 percent based on the outstanding banks' commitments is required to be paid by December 31, 2002 should the borrowings under the agreement not be paid in full on or before that date.

The weighted average interest rate of the borrowings under this facility as of April 30, 2002 was 4.8 percent.

INDUSTRIAL REVENUE BONDS

The Company has outstanding $6,000,000 of Variable Rate Demand Industrial Development Bonds (VRDBs). The interest rate is adjusted weekly to maintain market value at par. During 2002 and 2001, the average interest rate was 1.9 percent and 4.0 percent, respectively, and at April 30, 2002, the interest rate was 1.5 percent. The VRDBs are collateralized by certain property, plant and equipment and are payable in 2014. Other outstanding Industrial Revenue Bonds were repaid in 2000.

The demand feature of the VRDBs is supported by a letter of credit from a major U.S. commercial bank. The letter of credit has a provision for automatic extension of an 18-month term and carries a fee of 2.25 percent of the face amount. Advances under the letter of credit would be repayable over the remaining letter of credit term at the bank's prime interest rate. The bank providing the letter of credit has a mortgage and security interest in the project property. Covenants in the Industrial Revenue Bond agreement were conformed to those in the multi-currency revolving credit facility described above.

NOTE 11. PREFERRED STOCK, COMMON STOCK, RESTRICTED STOCK, STOCK OPTION PLANS, AND INCENTIVE BONUS PLANS

PREFERRED STOCK

The Company's Certificate of Incorporation authorizes 10,000,000 shares of preferred stock, without par value, issuable in series. The Board of Directors is authorized to fix and determine the terms, limitations, and relative rights and preferences of the preferred stock, including voting rights (if any), the amount of liquidation preference over the common stock, and to establish series of preferred stock and fix and determine the various terms among the series. As of April 30, 2002, no preferred stock had been issued.

COMMON STOCK

Pursuant to a November 1998 Board of Directors' resolution, the Company was authorized to purchase up to 3,000,000 shares of its outstanding common stock over an indeterminate period of time as, in the opinion of management, market conditions warrant. Under this authorization, the Company purchased 1,023,800 shares. The reacquired shares have been retired and under Connecticut law constitute authorized but unissued shares. As of April 30, 2002, the Company could purchase up to an additional 1,976,200 shares under the November 1998 Board of Directors' resolution.

The Company's Non-Employee Director's Stock Grant (the "Plan"), approved by the Company's Board of Directors, provides an annual grant of the Company's common stock to non-employee members of the Board of Directors equal to $15,000 per year. The shares are issued from treasury stock.

RESTRICTED STOCK

The Company's 1992 Employee Stock Plan (the 1992 Plan), as amended, permits restricted stock awards. Restricted stock grants vest one-third each year for the three-year period following the date of grant. During the restriction period, restricted stock awards entitle the holder to all rights of a holder of common shares, including dividend and voting rights. Unvested shares are restricted as to disposition and subject to forfeiture under certain circumstances. The amount of compensation expense recognized for restricted stock awarded was $302,000, $304,000, and $286,000 in fiscal 2002, 2001, and 2000, respectively. Restricted stock award activity was as follows:

	2002	2001	2000
Restricted stock awarded (shares)	34,000	39,154	21,330
Weighted-average market value on date of grant	$9.75	$9.06	$22.20

STOCK OPTION PLANS

The 1992 Plan also provides for incentive and non-qualified stock option grants to officers and key employees for a ten-year term, at the common stock market price on the date of grant.

In 1995, shareholders approved amendments to the 1992 Plan permitting the grant of performance units in conjunction with stock option grants. Performance units became payable in cash in the event certain pre-established performance goals were attained and the grantee simultaneously exercised related stock options with the cash award. In September 1998, shareholders approved further amendments to the 1992 Plan that disallowed future grants of performance units and made certain other changes including: increasing the cumulative number of shares of common stock available for grant as stock options from 3,000,000 to 5,000,000, limiting the number of restricted shares that may be granted, and disallowing "re-pricing" of previously issued options.

The 1992 Non-Employee Director Stock Option Plan (the 1992 Director Plan) provides for non-qualified stock option grants to eligible members of the Board of Directors who are not also employees of the Company. Options are granted with a ten-year term at the market price of the common stock on the date of grant and are immediately exercisable.

In June 1998, shareholders approved amendments to the 1992 Director Plan that increased the automatic award each May 1 of options from 1,000 to 3,000, and increased the maximum number of shares of common stock available for grant as stock options from 75,000 to 175,000 shares.

A summary of stock option activity under all plans for the three years ended April 30, 2002 is set forth below:

	2002		2001		2000	
	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE
Outstanding – beginning of year	3,779,148	$15.92	2,701,467	$18.81	2,456,259	$18.72
Granted	735,100	9.03	1,542,600	11.15	492,053	18.67
Exercised	(15,002)	7.06	–	–	(172,279)	15.28
Forfeited	(786,053)	15.95	(464,919)	16.92	(74,566)	23.03
Outstanding – end of year	3,713,193	$14.58	3,779,148	$15.92	2,701,467	$18.81
Exercisable at end of year	2,307,366	$17.12	1,864,342	$18.31	1,447,170	$17.83
Reserved for future grants	1,058,805		1,017,065		2,118,101	

Exercise prices for options outstanding as of April 30, 2002 ranged from $6.50 to $28.25. The weighted-average remaining contractual life of options outstanding at April 30, 2002 is 6.3 years. In the event of a change in control of the Company, all outstanding stock options become immediately exercisable.

The following is a summary of outstanding options under all plans at April 30, 2002:

OUTSTANDING OPTIONS				EXERCISABLE OPTIONS	
EXERCISE PRICE RANGE	NUMBER	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED-AVERAGE EXERCISE PRICE	NUMBER	WEIGHTED-AVERAGE EXERCISE PRICE
$ 6.50 - $ 9.75	1,069,684	9.1 years	$ 8.23	169,298	$ 7.21
$ 9.76 - $14.64	826,305	7.0 years	13.14	389,837	13.25
$ 14.65 - $21.96	1,270,463	3.9 years	16.89	1,212,526	16.80
$ 21.97 - $28.25	546,741	5.7 years	23.79	535,705	23.80
	3,713,193	6.3 years	$14.58	2,307,366	$17.12

The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock options. No compensation cost is recognized for the stock option plans. Had compensation cost been recognized based on the fair value at the grant date for awards under those plans, pro forma net earnings and earnings per share would have been as follows:

	YEARS ENDED APRIL 30,	RESTATED	
In thousands, except per share amounts	2002	2001	2000
Net earnings (loss)			
As reported	$(119,615)	$(23,229)	$25,646
Pro forma	(122,463)	(25,929)	22,845
Net earnings (loss) per common share-basic			
As reported	(5.42)	(1.06)	1.16
Pro forma	(5.55)	(1.18)	1.03
Net earnings (loss) per common share-diluted			
As reported	(5.42)	(1.06)	1.15
Pro forma	(5.55)	(1.18)	1.02

Pro forma amounts reflect fair value for each stock option grants as made using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2002	2001	2000
Risk-free interest rate	4.5%	4.9%	6.6%
Expected life of option	4.80 years	4.60 years	4.75 years
Expected volatility	53%	44%	38%
Expected dividend yield	–%	–%	2%

Weighted-average fair values at date of grant for options granted during fiscal 2002, 2001, and 2000 were $4.47, $4.86, and $7.09, respectively.

INCENTIVE BONUS PLANS

The Management Development and Compensation Committee of the Board of Directors approved cash profit incentive bonus plans for each of the years ended April 30, 2002, 2001, and 2000. The plans covered substantially all employees in the United States and were based upon performance goals, as defined in the plans, for the Company's operating subsidiaries and the consolidated group. The amounts charged to expense under these plans totaled $6,272,000, $540,000, and $2,510,000 for the years ended April 30, 2002, 2001, and 2000, respectively.

NOTE 12. EMPLOYEE BENEFIT PLANS

PENSION PLANS

The Company has a noncontributory defined benefit pension plan covering substantially all employees in the United States. Plan benefits are based on years of service and an average of an employee's highest five consecutive years of compensation, as defined, in the last ten years of service.

The Company's general policy is to fund the Plan's normal cost plus amounts required to amortize actuarial gains and losses and prior service costs over periods ranging from 5 to 30 years. The Company did not make any contributions to the Plan in fiscal 2002, 2001, or 2000.

Plan assets primarily were invested in mutual and collective trust funds that included common stocks, fixed income securities, and money market instruments. Pension plan assets included 103,000 shares of the Company's common stock at April 30, 2002 and 2001. Pension arrangements for employees of foreign subsidiaries were provided generally through currently funded defined contribution plans and local insurance contracts.

The Company also maintains a non-qualified supplemental pension plan for employees in the United States. It provides for pension benefits earned under the Company's primary pension plan benefit formula, payment of which is limited by income tax regulations. Benefits funding is provided through a trust. The trust is irrevocable and its assets can be used only to pay benefits, with certain exceptions. The trust assets were invested in mutual funds whose portfolios consisted primarily of common stocks, fixed income securities, and money market instruments.

The following table summarizes the funded status of the pension plans and the related amounts recognized in the consolidated balance sheet at April 30, 2002 and 2001:

	QUALIFIED PENSION PLAN		NON-QUALIFIED PENSION PLAN	
In thousands	2002	2001	2002	2001
Change in benefit obligation:				
Beginning balance	$68,109	$56,796	$7,898	$6,657
Service cost	2,736	2,990	188	273
Interest cost	4,864	4,728	546	561
Curtailments	(2,360)	(357)	(48)	(72)
Actuarial (gain)/loss	1,792	2,372	(434)	348
Plan amendments	–	4,406	328	578
Benefits paid	(3,285)	(2,826)	(539)	(447)
Ending balance	71,856	68,109	7,939	7,898
Change in plan assets:				
Beginning balance	69,450	82,794	6,859	5,451
Actual return on plan assets	(687)	(10,518)	3	(145)
Employer contributions	–	–	–	2,000
Benefits paid from plan assets	(3,285)	(2,826)	(539)	(447)
Ending balance	65,478	69,450	6,323	6,859
Funded status:	(6,378)	1,341	(1,616)	(1,039)
Unrecognized net actuarial (gain)/loss	8,116	937	1,888	1,814
Unrecognized net transition liability	74	181	–	–
Unrecognized prior service cost	8,625	11,857	1,120	1,671
Prepaid pension cost	$10,437	$14,316	$1,392	$2,446

Related balance sheet amounts as of April 30, 2002 and 2001 consist of:

	QUALIFIED PENSION PLAN		NON-QUALIFIED PENSION PLAN	
	2002	2001	2002	2001
Prepaid benefit cost	$10,437	$14,316	$ –	$2,446
Intangible asset	–	–	1,120	–
Accrued benefit liability	–	–	(1,053)	–
Accumulated other comprehensive income	–	–	1,325	–
	$10,437	$14,316	$1,392	$2,446

The accumulated benefit obligation and the fair value of plan assets for the supplemental plan with accumulated benefit obligations in excess of plan assets as of April 30, 2002 were $7,376,000 and $6,323,000, respectively.

Weighted-average assumptions were:

	QUALIFIED PENSION PLAN			NON-QUALIFIED PENSION PLAN		
	2002	2001	2000	2002	2001	2000
Discount rate	7.25%	7.50%	8.00%	7.25%	7.50%	8.00%
Expected return on plan assets	9.00	9.00	9.00	9.00	9.00	9.00
Rate of compensation increase	4.00	4.00	4.50	4.00	4.00	4.50

Components of net periodic cost for the years ended April 30, 2002, 2001, and 2000 were:

	QUALIFIED PENSION PLAN			NON-QUALIFIED PENSION PLAN		
In thousands	2002	2001	2000	2002	2001	2000
Service cost	$2,736	$2,990	$4,059	$ 188	$273	$265
Interest cost	4,864	4,728	4,173	546	561	476
Expected return on plan assets	(6,002)	(7,340)	(6,546)	(599)	(490)	(454)
Amortization of prior service cost	1,055	1,236	987	657	379	347
Amortization of transition obligation	77	91	93	–	–	–
Amortization of actuarial gain	41	(738)	–	40	36	55
Curtailments	1,108	(124)	–	222	(50)	–
Net periodic benefit cost	$3,879	$ 843	$2,766	$1,054	$709	$689

In fiscal 2002, the Company recognized curtailment losses of $1,330,000 related to employee separations as part of the fourth quarter fiscal 2001 and third quarter fiscal 2002 restructuring actions. These losses represented acceleration of unrecognized prior service costs and losses, partially offset by a reduction in projected benefit obligation.

During the first quarter of fiscal 2001, the Company amended its noncontributory defined benefit pension plan to make an early retirement window available to eligible employees who terminated on or before December 31, 2001. Any participant whose sum of his or her attained age and vested service with the Company equaled or exceeded seventy was eligible. The Company recognized a $174,000 curtailment gain in fiscal 2001 due to the loss of expected future service.

401(k) PLAN

Under the Company's 401(k) Maximum Advantage Program, employees in the United States may contribute a portion of their compensation to a tax-deferred 401(k) plan. The Company contributes an amount equal to a specified percentage of each employee's contribution up to an annual maximum. The Company's expense for matching contributions under this Plan was $977,000, $1,231,000, and $1,323,000 for the years ended April 30, 2002, 2001, and 2000, respectively.

NOTE 13. OTHER INCOME (EXPENSE)

Components of other income (expense) were:

	YEARS ENDED APRIL 30,		
		RESTATED	
In thousands	2002	2001	2000
Interest income from investments	$ 434	$1,034	$1,144
Royalty income	533	586	776
Foreign exchange gains/(losses)	(476)	5	(514)
Bank service fees	(775)	(566)	(574)
Loan impairment	(1,700)	–	–
Environmental reserve reversal	–	–	2,606
Other, net	(426)	(304)	834
	$(2,410)	$ 755	$4,272

The Company's total investment in an impaired loan at April 30, 2002 (recorded in other assets) was $1,456,000. In the fourth quarter, a $1,700,000 impairment loss was recognized as the Company believes it is not probable that it will be able to collect the amounts due according to the contracted term of the loan. As a practical expedient to determining the present value of expected future cash flows discounted at the loan's effective rate, the impairment was based on the fair value of the loan's collateral. Interest income of $97,000 was recognized (amount also contractually due) on this loan in 2002 and the average balance of the loan during the year was $3,018,000.

NOTE 14. RESTRUCTURING AND OTHER CHARGES

FY 2002 Actions. The Company recorded pre-tax restructuring charges of $5,015,000 associated with ongoing efforts to reduce costs. Charges associated with operating segments and corporate headquarters were: Apparel and Flexible Materials $1,467,000, Sign Making and Specialty Graphics $1,050,000, Ophthalmic Lens Processing $298,000, and general corporate $2,200,000. The corporate level charges, as well as those of certain operating segments, were coincident with a decision to pursue a corporate shared services model for the Company's operating units. This change was designed to increase ownership of corporate staff functions at the business unit level and, through shared services initiatives, realize cost savings through supply chain consolidation and leverage in the areas of production, procurement, customer service, and aftermarket distribution.

The restructuring charge was comprised entirely of severance and related employment termination costs associated with workforce reductions of 165 salaried and hourly employees. The entire pre-tax charge is being funded by cash generated from operations and borrowings under the credit facility. As of April 30, 2002, 142 positions were eliminated with the balance targeted for completion by the end of the next fiscal year. As of April 30, 2002, approximately $2,225,000 of the severance and related costs accrued remained, the majority of which represented severance and other amounts payable to the former Chief Executive Officer.

In fiscal 2002, the Company reversed previously established restructuring reserves totaling $900,000 before taxes. The reversal of these reserves was recorded in the Consolidated Statement of Operations as restructuring charges, which is where the reserves were originally recorded.

FY 2001 Actions. In fiscal 2001, the Company implemented plans to reduce worldwide employment by 418 employees, discontinue product lines, and consolidate facilities as part of its overall strategic initiative to reduce costs. These plans were the result of extremely difficult U.S. economic conditions, the continued weak Euro, and problems experienced in the rollout of new products. Of the aggregate pre-tax charge of $30,997,000, $1,091,000 was recognized as a write-off of receivables; $11,336,000 in cost of sales; $3,289,000 in selling, general, and administrative expenses; $9,265,000 as restructuring charges; and $6,016,000 in write-down of assets in the consolidated statements of operations. The aggregate $30,997,000 is comprised of $8,162,000 in employee separation costs, $2,400,000 in exit costs, $6,016,000 in asset impairments, $11,336,000 in inventory write-downs, and $3,083,000 in other related costs. The following table displays these costs by segment (in millions):

	RESTATED					
SEGMENT	EMPLOYEE SEPARATIONS	EXIT COSTS	ASSET IMPAIRMENTS	INVENTORY WRITE-DOWNS	OTHER CHARGES	TOTAL
Sign Making & Specialty Graphics	$1.9	$1.5	$0.5	$ 5.0	$1.7	$10.6
Apparel & Flexible Materials	5.8	0.9	2.0	4.6	1.1	14.4
Ophthalmic Lens Processing	0.2	–	0.3	1.7	0.3	2.5
General Corporate	0.3	–	3.2	–	–	3.5
Totals	$8.2	$2.4	$6.0	$11.3	$3.1	$31.0

The following tables display roll forwards of the accruals established during fiscal 2001 ($ in millions):

	RESTATED						
	EMPLOYEE SEPARATIONS						
	NUMBER OF EMPLOYEES	RESERVE	EXIT COSTS	ASSET IMPAIRMENTS	INVENTORY WRITE-DOWNS	OTHER CHARGES	TOTAL
Fiscal 2001 charges	418	$ 8.2	$ 2.4	$ 6.0	$ 11.3	$ 3.1	$ 31.0
Utilization	(412)	(7.8)	(2.4)	(6.0)	(11.3)	(2.7)	(30.2)
Ending balance at April 30, 2002	6	$ 0.4	$ –	$ –	$ –	$ 0.4	$ 0.8

The aggregate utilization of $30,200,000 reflects approximately $8,400,000 in cash payments and $21,800,000 in write-offs.

Employee separation charges are the costs of involuntary severance benefits for the 418 identified employees subject to severance under the plans. As of April 30, 2002, 412 employees had separated from the Company under these plans and approximately $7,800,000 (96 percent) of the accrued costs had been paid.

Exit costs were primarily related to the Apparel and Flexible Materials and Sign Making and Specialty Graphics segments. The Company discontinued product lines that no longer fit its strategic direction. The loss of operating income from these product lines was not significant to the Company's results of operations. The cost of facility consolidations included the shut-down and consolidation of six facilities primarily in Europe and the United States, consisting of a distribution center and sales and administrative offices. The majority of the facility consolidation exit costs related to asset disposals and lease termination costs.

The difficult economic conditions in the United States and related weakness in the global economic environment, as well as the shift of the Company's apparel business to offshore locales, have subjected the Company to additional inventory valuation risk. Accordingly, the Company wrote down its inventory to estimated fair value based on revised estimates for excess and obsolete inventory and used equipment. Inventory also was written down in accordance with the Company's plans to discontinue certain product lines. The total write down of $11,336,000 was recorded as a charge to cost of sales.

As a result of current and projected business conditions, the Company wrote down to fair values operating assets that became impaired based on estimated selling prices less costs to sell. Impaired asset write-downs were reflected as contra-assets in the consolidated balance sheet at April 30, 2001 that reduced the carrying value of related assets by $6,016,000. The affected assets were primarily buildings that were written down to levels that provided for anticipated losses on sale. Other assets written down related to discontinuation of product lines, patents, and fixed assets. Each of the Company's operating segments was impacted. Other charges of $3,083,000 were primarily excess costs relating to new product introductions and provisions for potentially uncollectible receivables.

NOTE 15. NET ASSETS HELD FOR SALE

Net assets held for sale at April 30, 2002 and 2001 were land, buildings, and related leasehold improvements that the Company planned to sell. Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of" requires assets held for sale to be valued on an asset-by-asset basis at the lower of carrying amount or fair value less costs to sell. In applying those provisions, the Company considered recent appraisals and offers related to those buildings. As a result, the Company recorded fiscal 2002 pre-tax losses of $392,000 relating to the Apparel and Flexible Materials operating segment and of $469,000 relating to an unoccupied building not associated with an operating segment. In accordance with the provisions of SFAS No. 121, the Company does not depreciate assets included in Net Assets Held for Sale.

Subsequent to April 30, 2002, the Company completed the sale of two properties previously included in Net Assets Held for Sale for combined net proceeds of $2,506,000, which approximated net book value. This leaves one building relating to the Apparel and Flexible Materials operating segment included in Net Assets Held for Sale, which is expected to be sold during the fiscal year ending April 30, 2003.

NOTE 16. SEGMENT REPORTING

Operating segments are determined based on management's evaluation of the business units. The Sign Making and Specialty Graphics segment manufactures computer-controlled production systems, software, and aftermarket supplies sold to a diversified international customer base in the sign making and specialty graphics industries. The Apparel and Flexible Materials segment manufactures computer-controlled production systems and software for product design, marker-making (nesting), spreading, labeling, cutting, and handling of flexible materials such as fabrics and composites. The international customer base is in the apparel, aerospace, automotive, furniture, and other industries. The Ophthalmic Lens Processing segment manufactures computer-controlled production systems and aftermarket supplies sold to a diversified international customer base in the ophthalmic industry.

No individual customer accounted for more than 10 percent of consolidated revenue in fiscal years 2002, 2001, or 2000.

Financial data for the past three fiscal years for the Company's operating segments are shown in the following tables. The accounting policies of the segments are substantially identical to those described in the summary of significant accounting policies. The effects of intersegment transactions, which are not material in amount, have been eliminated.

In thousands	SIGN MAKING & SPECIALTY GRAPHICS	APPAREL & FLEXIBLE MATERIALS	OPHTHALMIC LENS PROCESSING	TOTAL
As of and for the year ended April 30, 2002				
Revenue	$257,355	$158,134	$87,235	$502,724
Segment profit [1,7]	6,114	10,544	5,323	21,981
Segment assets [2]	128,938	66,394	54,650	249,982
Capital expenditures [3]	2,220	1,198	568	3,986
Depreciation and amortization [3]	4,739	5,521	1,780	12,040
Restated as of and for the year ended April 30, 2001				
Revenue	$275,739	$188,292	$94,133	$558,164
Segment profit (loss) [4,5]	3,498	(12,319)	2,767	(6,054)
Segment assets [2]	238,312	83,361	83,374	405,047
Capital expenditures [3]	2,712	4,146	1,810	8,668
Depreciation and amortization [3,5]	10,589	8,376	4,061	23,026
Restated as of and for the year ended April 30, 2000				
Revenue	$297,556	$222,492	$95,668	$615,716
Segment profit [5,6]	23,362	24,426	9,005	56,793
Segment assets [2]	277,896	114,835	91,275	484,006
Capital expenditures [3]	9,412	4,077	2,658	16,147
Depreciation and amortization [3,5]	11,306	7,808	3,612	22,726

[1] Includes restructuring and other charges of $13,620,000 included in the Sign Making and Specialty Graphics operating segment, $810,000 included in the Apparel and Flexible Materials operating segment, and $276,000 included in the Ophthalmic Lens Processing operating segment (See Notes 14 and 21).

[2] Assets exclude $61,611,000, $73,361,000, and $77,642,000 of corporate amounts in 2002, 2001, and 2000, respectively.

[3] Capital expenditures and depreciation and amortization exclude $540,000 and $3,151,000, $6,089,000 and $3,442,000, and $6,166,000 and $2,730,000 of corporate amounts in 2002, 2001, and 2000, respectively.

[4] Includes restructuring and other charges of $10,594,000 included in the Sign Making and Specialty Graphics operating segment, $14,437,000 included in the Apparel and Flexible Materials operating segment, and $2,470,000 included in the Ophthalmic Lens Processing operating segment (See Note 14).

[5] Segment profit (loss) and depreciation and amortization for fiscal 2001 and 2000 includes goodwill amortization of $5,197,000 and $5,571,000, respectively, for the Sign Making and Specialty Graphics operating segment; $1,035,000 and $1,043,000 for the Apparel and Flexible Materials operating segment; and $1,950,000 and $1,858,000 for the Ophthalmic Lens Processing operating segment. There was no goodwill amortization in fiscal 2002.

[6] Includes $6,200,000 for excess costs on initial production of certain new products from the Company's Sign Making and Specialty Graphics operating segment.

[7] Segment profit (loss) for fiscal 2002 excludes goodwill impairment charges of $21,700,000 and $92,953,000 for the Ophthalmic Lens Processing and Sign Making and Specialty Graphics operating segments, respectively.

A reconciliation of the totals reported for the operating segments to the applicable line item in the consolidated financial statements was as follows:

	YEARS ENDED APRIL 30,		
		RESTATED	
In thousands	2002	2001	2000
Segment profit (loss)	$21,981	$ (6,054)	$56,793
Corporate expenses, net of other income [1]	(18,603)	(13,210)	(9,430)
Earnings (loss) before interest and taxes	3,378	(19,264)	47,363
Interest expense	(12,640)	(13,265)	(10,617)
Earnings (loss) before income taxes and cumulative effect of accounting change	$ (9,262)	$(32,529)	$36,746

[1] Amounts include restructuring and other special charges of $2,049,000 and $3,496,000 in fiscal 2002 and 2001, respectively.

Revenue and net property, plant and equipment by country where located were as follows:

In thousands	UNITED STATES	CONTINENTAL EUROPE	UNITED KINGDOM	ALL OTHER	TOTAL
As of and for the year ended April 30, 2002					
Revenue [1]	$176,047	$158,132	$45,308	$123,237	$502,724
Property, plant and equipment, net	31,096	8,008	10,119	2,141	51,364
As of and for the year ended April 30, 2001					
Revenue (restated) [1]	$196,166	$161,310	$53,704	$146,984	$558,164
Property, plant and equipment, net	38,325	8,940	9,925	2,360	59,550
As of and for the year ended April 30, 2000					
Revenue (restated) [1]	$237,184	$177,973	$59,712	$140,847	$615,716
Property, plant and equipment, net	68,762	9,020	19,157	2,281	99,220

[1] Revenues are attributed to specific countries based on the shipment destination.

NOTE 17. CONTINGENCIES AND COMMITMENTS

LEASES

The Company occupies space and uses certain equipment under operating lease arrangements. The Company is not the lessee under any significant capital leases. Rental expense under lease arrangements was $8,973,000, $6,400,000, and $7,282,000 for the years ended April 30, 2002, 2001, and 2000, respectively. Minimum annual rental commitments at April 30, 2002 under long-term non-cancelable operating leases were:

In thousands	BUILDING AND OFFICE SPACE	MACHINERY AND EQUIPMENT	TOTAL
2003	$ 7,264	$415	$ 7,679
2004	6,280	276	6,556
2005	5,747	203	5,950
2006	4,674	60	4,734
2007	4,369	22	4,391
After 2007	36,175	–	36,175
	$64,509	$976	$65,485

In fiscal 2002, the Company sold and leased back three Connecticut properties, including its headquarters in South Windsor, CT. The Company realized net proceeds of $17,183,000 on the sale and entered into a 17-year leaseback of the facility for annual rental payments of $2,118,000 with annual adjustments for inflation. The deferred gain was $2,480,000 and will be amortized over the lease term against the rental payments. The lease is accounted for as an operating lease.

In fiscal 2001, the Company sold and leased back the Bristol, UK facility of its Spandex PLC subsidiary. Gross sale receipts were $12,600,000. There was a 15-year leaseback with average annual rental payments of approximately $1,200,000. Gain on the sale of $3,500,000 was deferred and will be amortized over the lease term as a reduction of the rental payments. The lease is accounted for as an operating lease.

LEASE FINANCING ARRANGEMENTS

The Company has an agreement with a major financial services institution to provide lease financing to purchasers of the Company's equipment. The present value of lease receivables financed under this agreement was approximately $57,500,000 at April 30, 2002 and $63,200,000 at April 30, 2001. The equipment sold collateralizes the lease receivables. In the event of default by the lessee, the Company has liability to the financial services institution under recourse provisions but has the right to repossess and resell the equipment. Management believes the allowance established for losses under the recourse provisions is reasonable.

PURPORTED CLASS ACTION LITIGATION

The Company and several current and former officers and directors thereof have been named as defendants in eight lawsuits filed in the United States District Court for the District of Connecticut, all of which have been consolidated before the Honorable Janet C. Hall. These lawsuits are putative class actions brought by shareholders of the Company alleging both direct and control person liability under the Federal Securities Laws. The first of these lawsuits was filed on April 18, 2002, on behalf of a proposed class of purchasers of the securities of the Company between May 27, 1999 and April 12, 2002 (the "Class Period") seeking to pursue remedies under the Securities Exchange Act of 1934. The first lawsuit was filed shortly after the Company announced, on April 15, 2002, that it expected to take a $12,000,000 pre-tax charge in its fiscal fourth quarter, the period ending April 30, 2002, and that the Company was conducting an internal review of its financial reporting for the period January 1, 1998 through April 30, 2002 in response to an investigation by the Securities and Exchange Commission into its inventory and reserve accounting practices. In this announcement, the Company stated that once its investigation had been completed, the Company would likely restate its financial results for the appropriate periods. By order dated July 12, 2002, the Court established as the consolidated putative class action, *Louisiana Municipal Employees' Retirement System v. Gerber Scientific, Inc.*, et al, appointed the Louisiana Municipal Employees' Retirement System as lead plaintiff, and appointed the law firm of Bernstein Litowitz Berger & Grossman as lead counsel. The lead plaintiff was ordered to file a consolidated Amended Complaint on or before September 13, 2002 and, thereafter, the Company expects to be responding to the consolidated Amended Complaint. The Company has notified its directors and officers liability insurance carrier, National Union Fire Insurance Company of Pittsburgh, Pennsylvania, of the lawsuits and has requested both defense of the suits and coverage and indemnification up to the policy limits with respect to the litigation or settlement of the lawsuits. Presently, the litigation is in its very early stages and the Company intends to defend vigorously the suits. Given the current status of the litigation, the Company cannot predict the outcome of the lawsuits nor reasonably estimate a range of loss.

CLAIMS WHICH MAY BE ASSERTED UNDER THE COMPANY'S 401(k) PLAN

In December 1997, the Company registered 350,000 shares of the Company's common stock to be purchased by an independent trustee in the open market for the benefit and at the direction of Company employees pursuant to the Gerber Scientific, Inc. and participating Subsidiaries 401(k) Maximum Advantage Program and Trust (the "Plan"). Approximately 1,100,000 shares were acquired by Plan participants before this option was discontinued on July 15, 2002.

The purchase of shares under the Plan in excess of the number of shares registered may have been exempt from registration under the Securities Act of 1933. The Company understands, however, that the staff of the Securities and Exchange Commission takes the position that one possible exemption, under Section 3(a)(2) of the Securities Act, would not apply to shares of an employer-sponsored plan acquired in the open market by an independent trustee at the direction and for the benefit of employee participants pursuant to plans of this type (i.e., plans in which employee contributions can be directed toward the purchase of a company's stock and the company's matching contributions may be less than 1-for-1).

If the acquisitions of these shares are found not to have been exempt from registration, the Company could be liable under Section 12(a)(1) of the Securities Act for rescission or damages to the employees who purchased these shares. Under Section 13 of the Securities Act, a rescission right, which is the effective equivalent to a "put" right, can be maintained to enforce liability under

Section 12(a)(1) at any time within one year after the violation on which it is based but not more than three years after the relevant securities were first offered to the public. A rescission right would entitle the employee purchasers of these shares to receive the return of the amounts paid for these shares, together with interest from the date of purchase.

The current members of the Plan's administrative committee, on the advice of counsel, have requested the Company to toll, as of July 25, 2002, any statutes of limitations with respect to claims which might be made by or on behalf of Plan participants alleging that the Company should have registered these shares. The Company is considering this request but has not yet determined how to respond to it. The prices paid for shares acquired during the one year prior to July 25, 2002 aggregated approximately $2,100,000. The prices paid for all of the unregistered shares which were acquired under the Plan aggregated approximately $7,300,000.

In addition to any claims that may be asserted under the Securities Act, claims may also be asserted under the Employee Retirement Income Security Act of 1974 for recovery of losses incurred with respect to the purchase of the unregistered shares.

The Company does not currently intend to offer rescission to the purchasers of these shares and intends to defend against any claim for either rescission or damages. However, the possibility of such a claim gives rise to a contingent liability that, if realized, could adversely affect the financial condition of the Company. Given the current status of this unasserted claim, the Company cannot reasonably estimate a loss.

OTHER

Various other lawsuits, claims, and governmental proceedings are pending against the Company. Management believes that the ultimate resolution of these matters will not have a materially adverse effect on the Company's consolidated financial position or the results of its operations.

NOTE 18. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per common share:

	YEARS ENDED APRIL 30,	RESTATED	
	2002	2001	2000
Numerator:			
Earnings (loss) before cumulative effect of accounting change	$ (4,962,000)	$(23,229,000)	$25,646,000
Cumulative effect of accounting change	(114,653,000)	–	–
Net earnings (loss)	$(119,615,000)	$(23,229,000)	$25,646,000
Denominators:			
Denominator for basic earnings per share-weighted-average shares outstanding	22,072,213	22,016,981	22,140,127
Effect of dilutive securities:			
Stock options	–	–	250,101
Denominator for diluted earnings per share - adjusted weighted-average shares outstanding	22,072,213	22,016,981	22,390,228
Basic earnings (loss) per share before cumulative effect of accounting change	$ (.22)	$ (1.06)	$ 1.16
Cumulative effect of accounting change	(5.20)	–	–
Basic earnings (loss) per share	$ (5.42)	$ (1.06)	$ 1.16
Diluted earnings (loss) per share before cumulative effect of accounting change	$ (.22)	$ (1.06)	$ 1.15
Cumulative effect of accounting change	(5.20)	–	–
Diluted earnings (loss) per share	$ (5.42)	$ (1.06)	$ 1.15

For the years ended April 30, 2002 and 2001, common stock equivalents were antidilutive and not included in the calculation.

NOTE 19. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company is exposed to fluctuations in foreign currency exchange rates and interest rates. To manage these risks, the Company uses derivative instruments, which include forward exchange contracts and an interest rate swap. Derivative instruments used in hedging activities are viewed as risk management tools, involve little complexity, and are not used for trading or speculative purposes. Counterparties to forward exchange contracts were major international commercial banks. The Company continually monitors its open forward exchange contract position and does not anticipate non-performance by the counterparties.

FOREIGN CURRENCY RISK

The Company's global presence and international sales and purchases expose it to fluctuations in foreign currency exchange rates. Foreign currency exposures are identified and managed at the operating unit level. The Company has foreign currency forward contracts that are designated as hedges of the cash flow variability arising from forecasted foreign-currency denominated sales and purchases. Gains and losses on those derivatives are recorded in shareholders' equity to the extent they are effective as hedges and reclassified into earnings in the period in which the hedged transaction impacts earnings.

As of April 30, 2002, the Company was party to approximately $4,440,000 in forward exchange contracts providing for the delivery of the various currencies in exchange for others over the succeeding two months. The fair value of the contracts outstanding at April 30, 2002 was a $35,000 net liability.

INTEREST RATE RISK

In April 1999, the Company entered into a four-year interest rate swap contract with an initial notional amount of $62,000,000 that decreases ratably to $32,000,000 over the term. The Company designated this swap as a hedge of its exposure to variability in future cash flows attributable to LIBOR based interest payments on the U.S. dollar denominated portion of its multi-currency revolving credit facility. The interest differential paid or received under this contract is recognized as interest expense, reflecting that portion at a fixed rate. The fair value of this swap was a $1,048,000 net liability as of April 30, 2002.

YEAR TO DATE ACTIVITY

At April 30, 2002, the fair value of derivatives was a $1,083,000 net liability. The non-shareholders' changes in equity associated with hedging activity for the year ended April 30, 2002 were:

In thousands

Balance – May 1, 2001	$ –
Transition adjustment	(467)
Cash flow hedging loss	(881)
Net loss reclassified to income statement	679
Balance – April 30, 2002	$(669)

A $669,000 loss is expected to be reclassified into earnings in fiscal 2003.

HEDGES OF THE NET INVESTMENT IN A FOREIGN OPERATION

Net losses on foreign currency denominated balances designated and effective as economic hedges of a net investment in a foreign entity were $133,000 for the year ended April 30, 2002. These losses were recorded in the cumulative translation adjustment, which is included in accumulated other comprehensive income (loss).

NOTE 20. SUBSEQUENT EVENTS

On July 1, 2002, the Company completed the sale of Stereo Optical Company, Inc. for $7,500,000 in cash less an amount held in escrow for purchase price adjustments, as defined. Stereo Optical Company, Inc. was a vision screening business within the Ophthalmic Lens Processing operating segment. The net sales proceeds were used to reduce debt. The gain on sale was $3,466,000 before income taxes and $1,222,000 after taxes, or $.06 per diluted share.

In June and July 2002, the Company completed the sale of two properties previously included in Net Assets Held for Sale for combined net sales proceeds of $2,506,000, which approximated net book value. Proceeds were used to reduce borrowings under the Company's credit agreement. See also Note 15.

On July 26, 2002, the Company amended its revolving credit facility with a syndicate of banks, with Wachovia Bank, National Association as agent. See Note 10.

NOTE 21. QUARTERLY RESULTS (UNAUDITED)

Restated quarterly results of operations, dividends paid per share, and the market price range of the Company's common stock as reported on the New York Stock Exchange for each quarterly period of the past two fiscal years are set forth below.

	RESTATED			
In thousands, except per share amounts	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
2002				
Sales and service revenue	$125,843	$132,621	$117,540	$126,720
Gross profit	43,520	46,658	41,436	38,486
Earnings (loss) before cumulative effect of accounting change [1,2]	870	2,061	(3,743)	(4,150)
Earnings (loss) per common share before cumulative effect of accounting change [1,2]				
Basic [3]	.04	.09	(.17)	(.19)
Diluted [3]	.04	.09	(.17)	(.19)
Net earnings (loss) [1,2,3]	(113,783)	2,061	(3,743)	(4,150)
Net earnings (loss) per common share [1,2,3]				
Basic [3]	(5.16)	.09	(.17)	(.19)
Diluted [3]	(5.14)	09	(.17)	(.19)
Dividends paid per share	–	–	–	–
Stock price- High	11.15	12.26	11.0	9.69
- Low	6.60	7.50	8.31	4.40

	RESTATED			
In thousands, except per share amounts	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
2001				
Sales and service revenue [5]	$139,662	$144,301	$135,551	$138,650
Gross profit [5]	48,769	52,467	46,399	35,147
Net earnings (loss) [5,6]	(3,255)	2,416	(4,331)	(18,059)
Net earnings (loss) per common share [5,6]				
Basic	(.15)	.11	(.20)	(.82)
Diluted	(.15)	.11	(.20)	(.82)
Dividends paid per share	.08	.08	.08	.08
Stock price- High	14.63	10.88	9.63	11.40
- Low	9.00	6.75	6.38	6.01

[1] Net loss for the third quarter of 2002 included restructuring and other charges of $5,015,000 ($3,915,000 after taxes or $.18 per diluted share). See Note 14.

[2] Net loss for the fourth quarter of 2002 included restructuring and other charges of $11,796,000 ($7,896,000 after taxes or $.36 per diluted share). See Note 14 and "Fourth Quarter Results" on page 66.

[3] Quarterly earnings per share was computed separately for each period; the sum of quarterly earnings per share amounts may differ from the total for the year.

[4] Net loss for the first quarter of 2002 included a cumulative effect of accounting change of $114,653,000 ($5.20 per share). See Note 7.

[5] Sales and service revenue, gross profit, and net loss for the fourth quarter of 2001 included restructuring and other charges of $1,091,000, $12,427,000, and $26,760,000 ($18,160,000 after taxes, or $.82 per diluted share), respectively. See Note 14.

[6] Net loss for the first quarter of 2001 included restructuring and other charges of $4,237,000 ($2,737,000 after taxes, or $.12 per diluted share). See Note 14.

Attribution to quarters of adjustments described in Note 2 has been done in what management considers to be a systematic and reasonable fashion, consistent with the basic accounting principle that interim period financial information should be viewed primarily as an integral part of the annual period.

The adjustments discussed in Note 2 had the following effects on previously reported quarterly information:

In thousands, except per share amounts	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER
2002			
Earnings (loss) before income taxes and cumulative effect of accounting change	$ (485)	$(113)	$ (120)
Net earnings (loss)	$19,213	$(113)	$ (220)
Earnings (loss) per share:			
Basic	$ .87	$ (.01)	$ (.01)
Diluted	$ .86	$ (.01)	$ (.01)

In thousands, except per share amounts	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
2001				
Earnings (loss) before income taxes	$(860)	$ 771	$(891)	$ 882
Net earnings (loss)	$(560)	$ 571	$(691)	$1,082
Earnings (loss) per share:				
Basic	$ (.03)	$ .03	$ (.03)	$ .05
Diluted	$ (.03)	$ .03	$ (.03)	$ .05

In connection with its restatement discussed in Note 2, the Company made adjustments to its previously reported goodwill. These adjustments had the effect of reducing the goodwill impairment reported in the first quarter of fiscal 2002 by $19,598,000.

FOURTH QUARTER RESULTS

In the fourth quarter of fiscal 2002, the Company recorded pre-tax charges of $12,640,000 ($8,440,000 after taxes or $.38 per share) in the Sign Making and Specialty Graphics operating segment. Of this amount, $7,588,000 ($5,022,000 after taxes or $.23 per share) related to production delays and technical difficulties associated with digital imaging products in that segment. The charges reflected inventory write-downs caused by market introductions of competing products at selling prices lower than the Company's carrying cost. The charges also reflected liabilities associated with upgrades for units already sold and the return of some units. The remaining charge of $5,052,000 ($3,418,000 after taxes or $.15 per share) related to asset write-downs, contractual obligations, and employee costs. Of the aggregate pre-tax charges; $6,990,000 were recorded in cost of product sales as inventory write-downs; $3,678,000 in selling, general, and administrative expenses; and $1,972,000 in other expense.

GERBER INNOVATIONS
PACKAGING, PRINTING, AND NEW TECHNOLOGIES

Will M. Strobel
Vice President and
General Manager

Mark E. Guckin
Vice President,
Research and Development

GERBER SCIENTIFIC PRODUCTS
SIGN MAKING AND SPECIALTY GRAPHICS

Elaine A. Pullen
Senior Vice President
Gerber Scientific, Inc.
President

R. Scott Crosson
Executive Director, Operations

Andrea D. Nickel
Executive Director,
Quality Management Systems

Scott J. Purrington
Vice President, Finance and
Information Technology

Robert A. Donofrio
Executive Director,
Worldwide Sales and Service

Keith Robson
Executive Director, Ultramark

SPANDEX PLC
SIGN MAKING AND SPECIALTY GRAPHICS

Doris W. Skoch
Group Managing Director

Roger M. Colwill
Vice President, Finance

Mark D. Godden
Vice President, Marketing

Robert W. Jackson
Vice President, Sales

Guido A. Moresi
Vice President, Central Europe

GERBER TECHNOLOGY
APPAREL AND FLEXIBLE MATERIALS

Marc T. Giles
President and
Chief Executive Officer

Bernard J. Demko
Senior Vice President
Gerber Scientific, Inc.
Executive Vice President
and Chief Operating Officer

James S. Arthurs
Executive Vice President

Ronald D. Gordon
Executive Director, Software
Research and Development

Stephen P. Lovass
Executive Director,
Product Management
and Marketing

Samuel F. Simpson, Jr.
Executive Director,
Global Sales

Axel C. Terlinden
Executive Director, Finance

Jay D. Wickliff
Executive Director,
Human Resources

Kevin M. Williams
Executive Director,
Hardware Research
and Development

GERBER COBURN OPTICAL
OPHTHALMIC LENS PROCESSING

Shawn M. Harrington
Chief Executive Officer

John R. Hancock
Senior Vice President
Gerber Scientific, Inc.
President

Michael W. Dolen
Vice President,
Human Resources

Dennis P. George
Vice President, Manufacturing

Alexander F. Incera
Vice President, Engineering

Wayne M. Labrecque
Vice President,
Customer Service

Ronald M. Lombardi
Vice President, Finance

GERBER SCIENTIFIC, INC.

Marc T. Giles
President and
Chief Executive Officer

Shawn M. Harrington
Senior Vice President, Finance
and Chief Financial Officer

David J. Gerber
Vice President,
Business Development
and Technology Strategy

James C. Kelly
Director, Taxes

James C. Martin
Director, Audit

Anthony L. Mattacchione
Corporate Controller

Richard F. Treacy, Jr.
Senior Vice President,
General Counsel
Secretary

DIRECTORS

George M. Gentile
Chairman
Gerber Scientific, Inc.

Marc T. Giles
President and
Chief Executive Officer
Gerber Scientific, Inc.

Donald P. Aiken [1, 2, 3]
President
ABB Inc.

David J. Gerber [3]
Vice President,
Business Development
and Technology Strategy
Gerber Scientific, Inc.

Edward E. Hood, Jr. [1, 2]
Retired Vice Chairman
General Electric Company

David J. Logan [1]
Retired President
Gerber Scientific Products, Inc.

Stanley Simon
Director Emeritus
Stanley Simon and Associates

Carole F. St. Mark [1, 2, 3]
President
Growth Management LLC

A. Robert Towbin [3]
Managing Director
Stephens Inc.

W. Jerome Vereen [1, 2]
Chairman, President,
and Chief Executive Officer
Riverside Manufacturing Company

[1] Audit and Finance Committee

[2] Management Development and Compensation Committee

[3] Business Development Committee

Design: WondriskaRusso, Farmington, Connecticut

SAFE HARBOR STATEMENT

In addition to the historical information contained herein, there are matters discussed that are considered to be "forward-looking statements" that describe the Company's business prospects. Readers should keep in mind factors that could have an adverse impact on those prospects. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. These forward-looking statements involve risks and uncertainties, including, but not limited to, economic, competitive, governmental, and technological factors affecting the Company's operations, markets, products, and services, that could significantly affect results in the future. For a discussion of other risk factors relating to the company's business, see the Company's Quarterly Reports on Form 10-Q for the quarters ended July 31, 2001, October 31, 2001, and January 31, 2002 and its Annual Report on Form 10-K for the year ended April 30, 2002, as filed with the Securities and Exchange Commission. The forward-looking statements contained in this report are made as of the published date of this report, and the company assumes no obligation to update or revise any forward-looking statements contained in this report.

CORPORATE HEADQUARTERS

83 Gerber Road West
South Windsor, CT 06074
USA

Phone: (860) 644-1551
Fax: (860) 644-5547

World Wide Web:
www.gerberscientific.com

ANNUAL MEETING

The 2002 annual meeting of the shareholders will be held on Thursday, October 3, at 2:30 p.m. EDT, at the offices of Gerber Scientific, Inc., South Windsor, Connecticut.

RECORD DATE

Shareholders of record at the close of business on July 26, 2002 are entitled to receive notice of and vote at the annual meeting.

COMMON STOCK LISTING

(GRB)
New York Stock Exchange

COMMON STOCK TRANSFER AGENT AND REGISTRAR

Mellon Investor Services
85 Challenger Road
Ridgefield Park, NJ 07660
USA

FORM 10-K

A copy of the Form 10-K Annual Report, which the Company files with the United States Securities and Exchange Commission, is available without charge by writing:

Gerber Scientific, Inc.
83 Gerber Road West
South Windsor, CT 06074
USA
Attention: Secretary

SHAREHOLDERS OF RECORD

1203 at April 30, 2002

GENERAL COUNSEL

Richard F. Treacy, Jr.

© 2002 Gerber Scientific, Inc.
Printed in the USA

GERBER SCIENTIFIC